Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Force Protection, Inc.

at

$5.52 Per Share

by

Falcon Acquisition Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

AT THE END OF FRIDAY, DECEMBER 16, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among General Dynamics Corporation, a Delaware corporation (“Parent” or “General Dynamics”), Falcon Acquisition Corp., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of Parent and Force Protection, Inc., a Nevada corporation (the “Company” or “Force Protection”) to purchase all the Company’s shares of common stock, par value $0.001 per share (“Shares”), that are issued and outstanding, at a price per Share of $5.52 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed; however, if the Offer is not completed, the Merger may only be consummated after the Company’s stockholders holding a majority of the total voting power of outstanding Shares have approved the Merger Agreement and the other applicable conditions to the Merger have been satisfied or waived.

At the effective time of the Merger, each outstanding Share (other than (i) Dissenting Shares (as defined in “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” of this Offer to Purchase), if any, (ii) Shares that are owned by any of the Company’s direct or indirect wholly-owned subsidiaries, (iii) Shares that are owned by Parent, Purchaser or any of their direct or indirect wholly-owned subsidiaries and (iv) time vested restricted Shares and performance-based restricted Shares that will have been automatically cancelled, as described in “Section 13—The Transaction Documents—The Merger Agreement”) will be converted into the right to receive the Merger Consideration. The “Merger Consideration” will be an amount per Share equal to the Offer Price paid in the Offer.

The Company’s board of directors has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of the Company and its stockholders; (ii) adopted the Merger Agreement; (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) authorized and approved the top-up option and the issuance of newly issued Shares pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned upon there being validly tendered and not validly withdrawn as of the expiration of the Offer that number of Shares (excluding up to 10% of the aggregate number of Shares tendered into the Offer pursuant the guaranteed delivery procedures set forth in “Section 3—Procedure for Tendering Shares”) that when added to the number of Shares, if any, owned by Parent and its subsidiaries taken as a whole as of such scheduled expiration of the Offer (i) would represent one Share more than 50% of the fully diluted number of Shares at such date (not assuming the issuance of any top-up Shares) and (ii) would represent, when added to the number of Shares authorized and available for issuance and sale by the Company to Purchaser in connection with an exercise of the top-up option, one Share more than 90% of the fully diluted number of Shares (assuming the issuance of the top-up Shares) (the calculation of the fully diluted number of Shares being as described in the “Introduction” of this Offer to Purchase). Based on information provided by the Company as of November 4, 2011, approximately 52.4% of the Shares then-outstanding (excluding the restricted Shares to be cancelled as described herein) would need to be tendered into the Offer to satisfy this condition. Any issuance of Shares to Purchaser pursuant to the Top-Up Option will be at a price per Share equal to the Offer Price. The Offer is also subject to the satisfaction of the other conditions set forth in this Offer to Purchase, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See “Section 15—Conditions to the Offer” of this Offer to Purchase. The principal terms of the Offer appear on pages 1 through 10. You should read this entire document carefully before deciding whether to tender your Shares into the Offer.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders of the Company also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

November 18, 2011

IMPORTANT

If you desire to tender all or any portion of your Shares, you must, prior to the expiration of the Offer:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that such nominee tender your Shares to Purchaser by transferring those Shares through book-entry transfer into the account of Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”) before the expiration of the Offer.

2.	For Shares that are registered in your name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal; and

•

deliver an Agent’s Message or the Letter of Transmittal, properly completed and duly executed, and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase before the expiration of the Offer.

3.	For Shares that are registered in your name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase before the expiration of the Offer.

The Letter of Transmittal, the certificates for Shares and any other required documents must be received by the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of Friday, December 16, 2011 and subject to extension as set forth in this Offer to Purchase), unless the procedures for guaranteed delivery described in “Section 3—Procedure for Tendering Shares” are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Depositary, is at the election and risk of the tendering stockholder.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

-i-

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (the “Company” or “Force Protection”) that are issued and outstanding.

Offer Price Per Share:	$5.52 per Share in cash, without interest (the “Offer Price”), less any applicable withholding taxes.

Scheduled Expiration Date:	12:00 midnight, New York City time, at the end of Friday, December 16, 2011, unless the Offer (as defined below) is extended (as so extended, the “Expiration Date”).

Purchaser:	Falcon Acquisition Corp. (“Purchaser”), a Nevada corporation and a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent” or “General Dynamics”). In this Offer to Purchase (as defined below), unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Minimum Condition:	There being validly tendered and not validly withdrawn as of the scheduled Expiration Date that number of Shares that when added to the number of Shares, if any, owned by Parent and its subsidiaries taken as a whole as of such scheduled Expiration Date (i) would represent one Share more than 50% of the fully diluted number of Shares at such date (not assuming the issuance of any Top-Up Shares (as defined below)) and (ii) would represent, when added to the number of Shares authorized and available for issuance and sale by the Company to Purchaser in connection with an exercise of the Top-Up Option (as defined below), one Share more than 90% of the fully diluted number of Shares (assuming the issuance of the Top-Up Shares) (the “Minimum Condition”). For the purposes of the Offer, the phrase “fully diluted” when referring to the Shares as of any particular time, has the meaning described in the “Introduction” of this Offer to Purchase. For purposes of determining whether the Minimum Condition has been satisfied, Parent and Purchaser have the right to exclude, for purposes of such determination, up to 10% of Shares tendered into the Offer pursuant to the guaranteed delivery procedures set forth in “Section 3—Procedure for Tendering Shares.” Based on information provided by the Company as of November 4, 2011, approximately 52.4% of the Shares then-outstanding (excluding restricted Shares to be cancelled as described herein) would need to be tendered to satisfy the Minimum Condition.

Company Board Recommendation:	The board of directors of the Company (the “Company Board”) unanimously recommends that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement (as defined below) (the “Company Board Recommendation”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among General Dynamics, Purchaser and Force Protection to purchase all Shares that are issued and outstanding, at the Offer Price, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety, as they contain important information.

The following are some questions that you, as a stockholder of Force Protection, may have and answers to those questions. The summary term sheet above highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer. To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety, as they contain important information. Questions or requests for assistance may be directed to Innisfree M&A Incorporated, our information agent (the “Information Agent”), at toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833) or the address set forth for the Information Agent on the back cover of this Offer to Purchase.

Who is offering to buy my Shares?

Purchaser, a Nevada corporation, was formed for the purpose of consummating the Merger, including by making the Offer. General Dynamics is a Delaware corporation. See the “Introduction” of this Offer to Purchase and “Section 9—Certain Information Concerning Purchaser and Parent.”

How many Shares are you offering to purchase?

We are offering to purchase all Shares that are issued and outstanding, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” of this Offer to Purchase and “Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because General Dynamics wants to acquire control of, and ultimately following the Merger the entire equity interest in, Force Protection, while allowing Force Protection’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is completed, General Dynamics, Purchaser and Force Protection expect to consummate the Merger, as soon as practicable in accordance with the Nevada Revised Statutes (the “NRS”). At the effective time of the Merger (the “Effective Time”), Force Protection will become a wholly-owned subsidiary of General Dynamics.

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay you $5.52 per Share in cash, without interest thereon and less any applicable withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares into the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares into the Offer on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that we will need up to approximately $355 million to purchase all of the outstanding Shares validly tendered into the Offer, to pay related fees and expenses and to consummate the Merger and pay the consideration in the Merger. General Dynamics will contribute or otherwise advance funds to us to ensure that we will have sufficient funds to complete the foregoing activities. General Dynamics intends to obtain such funds from its cash on hand. In addition, we estimate that the Company will need approximately $12 million to cash out the Options (as defined below) and the awards of Shares subject to time-based and/or performance-based vesting requirements (the “Restricted Shares”) that will be cancelled as described in “Section 13—The Transaction Documents—The Merger Agreement—Treatment of Options and Restricted Shares.” We expect the Company to have sufficient cash on hand at the Applicable Time to cash out these awards.

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

as described above, General Dynamics will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger;

•	completion of the Offer is not subject to any financing condition; and

•	if we complete the Offer, we will acquire any remaining Shares for the same cash per Share price in the Merger.

See “Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	the Minimum Condition (as described above); and

•	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (the “HSR Condition”).

Other conditions to the Offer are set forth in “Section 15—Conditions to the Offer.” Completion of the Offer is not conditioned on financing or on Parent stockholder approval.

Approximately what percentage of outstanding Shares would need to be tendered into the Offer to satisfy the Minimum Condition?

Based on information provided by the Company as of November 4, 2011, approximately 52.4% of the 63,017,581 then-outstanding Shares (which amount excludes Restricted Shares that would be cancelled as described in “Section 13—The Transaction Documents—The Merger Agreement—Treatment of Options and Restricted Shares”) would need to be validly tendered into the Offer and not withdrawn in order to satisfy the Minimum Condition. See the “Introduction” of this Offer to Purchase. The actual number of Shares that must be tendered to satisfy the Minimum Condition as of any scheduled Expiration Date may vary as the number of Shares outstanding changes, including as a result of any exercise of Options or any vesting of Restricted Shares prior to such Expiration Date.

Is there an agreement governing the Offer?

Yes. The Company, Purchaser and Parent have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions to the Offer and, following completion of the Offer, the Merger of Purchaser into the Company. See “Section 13—The Transaction Documents—The Merger Agreement.”

What does the Company’s board of directors think about the Offer?

The Company’s board of directors has unanimously:

•	determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of the Company and its stockholders;

•	adopted the Merger Agreement;

•	approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	authorized and approved the Top-Up Option (as defined below) and the issuance of newly issued Shares pursuant to the exercise thereof; and

•	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

The Company has informed us that, to the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity into the Offer. The foregoing does not include any Restricted Shares that would be cancelled as described in “Section 13 — The Transaction Documents — The Merger Agreement — Treatment of Options and Restricted Shares” or any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. See the “Introduction” of this Offer to Purchase and “Section 11—Background of the Offer.”

How long do I have to decide whether to tender in the Offer?

You have until 12:00 midnight, New York City time, at the end of Friday, December 16, 2011 (unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event the applicable Expiration Date will mean the latest time and date at which the Offer, as so extended by us, will expire), to tender your Shares into the Offer. See “Section 1—Terms of the Offer.” Further, if you cannot deliver everything required to make a valid tender to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3—Procedure for Tendering Shares.” In addition, if we provide a subsequent offering period (as described and defined in “Section 1—Terms of the Offer”), you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the Expiration Date.

Can the Offer be extended and under what circumstances?

Yes. The Offer can be extended. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond April 30, 2012. Pursuant to the Merger Agreement, we are required to extend the Offer beyond the initial Expiration Date:

•	for any period required by law or any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer;

•

if at the then-scheduled Expiration Date any condition to the Offer has not been satisfied or waived, for a period of up to five business days (the length of each such increment to be determined by us); and

•

if the Proxy Statement Clearance Date (defined below) has not occurred on or prior to January 5, 2012, and any condition of the Offer has not been satisfied or waived, then at Parent’s or the Company’s request the Offer will be extended in increments of up to five business days (or such longer period as the parties may agree) until the Proxy Statement Clearance Date, subject to the parties’ right to terminate the Merger Agreement.

“Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement, including the first date following the 10th calendar day following the filing of the preliminary proxy statement if the SEC has not informed Force Protection that it intends to review the proxy statement. In no event will we be required to extend the Offer or the Expiration Date beyond April 30, 2012.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See “Section 1—Terms of the Offer.”

Can the Offer be terminated and under what circumstances?

Yes. If at any then-scheduled Expiration Date occurring after January 5, 2012 (i) the Proxy Statement Clearance Date has occurred and (ii) any condition of the Offer has not been satisfied or waived, then we may irrevocably and unconditionally terminate the Offer, and the Company will also have the right to deliver written notice to Parent and us to demand that we terminate the Offer. The Offer may also be terminated upon the termination of the Merger Agreement.

If the Offer is terminated or withdrawn by us, we will promptly return, and will cause the Depositary to return, all tendered Shares to the registered holders thereof.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Will there be a subsequent offering period and what is the difference between an extension of the Offer and a subsequent offering period?

We may in our sole discretion elect to provide for a subsequent offering period of no more than three business days pursuant to, and in accordance with, Rule 14d-11 under the Exchange Act. In addition, we may in our discretion elect to extend the initial subsequent offering period for one additional period of up to five business days if, upon the expiration of the initial subsequent offering period, the total number of Shares validly tendered and not withdrawn (excluding any Shares that are then still subject to guaranteed delivery procedures) is less than the total number of Shares that would have been required to be tendered into the Offer to satisfy the Minimum Condition.

If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

If the Offer is extended, no Shares will be accepted for payment or paid for until the Offer, as so extended, expires, and you will be able to withdraw your Shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. In the case of any Shares validly tendered during the subsequent offering period, we will immediately accept for payment and promptly (and in any event within three business days after such acceptance) pay for all such Shares. No withdrawal rights will apply to Shares tendered during any subsequent offering period. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights.”

What is the Top-Up Option and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer (determined on a fully diluted basis), we have the option, subject to limitations, to purchase, in whole and not in part, from the Company the number of additional Shares to cause us to own one share more than 90% of the Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the additional Shares) at a price per Share equal to the Offer Price (such option, the “Top-Up Option”). The Top-Up Option cannot be exercised if the number of Shares issuable pursuant to the Top-Up Option would exceed the number of authorized but unissued Shares. We may exercise this option in whole and not in part, only once, (i) following the applicable Expiration Date or, if we provide a subsequent offering period, the expiration of such subsequent offering period and (ii) prior to the fifth business day after the applicable Expiration Date or, if we provide a subsequent offering period, the expiration of such subsequent offering period. The purchase price for each Share issued pursuant to the Top-Up Option will be the Offer Price, and we may pay the aggregate price for such Shares or any portion thereof either (a) entirely in cash or (b) by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price for such Shares. If we exercise the Top-Up Option, we will be able to effect a short-form merger under Nevada law, which means that we may effect the Merger without any further action by the stockholders of the Company.

Are there any arrangements between Parent and the Company’s officers or other key employees?

No. Neither Parent nor any of its affiliates is a party to any contract with any director, officer or employee of the Company or any subsidiary of the Company.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares.”

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call our information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833) for assistance. See “Section 3—Procedure for Tendering Shares” for further details.

•

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact such nominee and give instructions that your Shares be tendered.

Restricted Shares cannot be tendered in the Offer because of existing transfer restrictions.

Can I withdraw Shares I previously tendered into the Offer? Until what time can I withdraw tendered Shares?

Yes. You can withdraw some or all of the Shares that you previously tendered into the Offer at any time prior to the expiration date of the Offer as it may be extended. Further, if we have not accepted your Shares for payment by a day that is 60 days from the date of commencement of the Offer, you may withdraw them at any time after such date. Withdrawal rights do not apply to Shares tendered during any subsequent offering period. See “Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To properly withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary, while you have the right to withdraw your Shares. See “Section 4—Withdrawal Rights.” If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. You may not withdraw Shares tendered during any subsequent offering period that we may elect to provide. See “Section 4—Withdrawal Rights.”

If the Minimum Condition is satisfied and the tendered Shares are accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we are obligated, subject to certain conditions, to consummate the Merger. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NASDAQ Capital Market (the “NASDAQ”) or any other securities exchange, there may not be a public trading market for the Shares and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.”

Will the Offer be followed by a merger if all the Shares are not tendered into the Offer?

If we purchase Shares in the Offer and the other conditions to the Merger are satisfied or waived (where permissible), we will be merged with and into the Company. If the Minimum Condition is met, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Furthermore, if pursuant to the Offer or otherwise (including as a result of our exercise of the Top-Up Option) we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of the Company. If the Merger takes place, the Company will become a wholly-owned subsidiary of Parent, and all remaining stockholders (other than Parent and its direct or indirect wholly-owned subsidiaries and any direct or indirect wholly-owned subsidiary of the Company) will receive $5.52 per Share in cash, without interest thereon and less any applicable withholding taxes. See the “Introduction” of this Offer to Purchase and “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and “Section 13—The Transaction Documents—The Merger Agreement.”

If you do not complete the Offer, will you nevertheless consummate the Merger?

In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to consummate the Merger without the prior completion of the Offer. If at any then-scheduled Expiration Date occurring after January 5, 2012 (i) any condition to the Offer has not been satisfied or waived and (ii) the Proxy Statement Clearance Date has occurred, the Offer may be terminated. If the Offer is so terminated, the Merger Agreement provides that the Company will duly call, convene and hold a Company stockholder meeting to approve the Merger Agreement. In that case, the Company would separately mail a proxy statement related to such stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. If stockholders holding a majority of the total voting power of the outstanding Shares vote to approve the Merger Agreement (the “Company Stockholder Approval”), the consummation of the Merger would be subject to conditions similar to the Offer conditions, except that the Merger would be subject to receiving the Company Stockholder Approval and the Minimum Condition would not apply. We are not asking you to take any action with respect to the Merger at this time.

If I decide not to tender, how will the Offer affect my Shares?

If the Merger between the Company and us takes place, any of the Company’s stockholders not tendering their Shares into the Offer (other than holders of Restricted Shares, which will be cancelled as discussed below) will receive cash in an amount equal to the Offer Price, less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference between tendering and not tendering your Shares is that tendering stockholders will be paid earlier. If you decide not to tender your Shares into the Offer and we purchase the Shares that are tendered into the Offer, but the Merger does not occur, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded on the NASDAQ or other securities exchanges and there may not be an active public trading market for Shares. Also, the Company may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC’s rules relating to publicly held companies. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13—The Transaction Documents—The Merger Agreement.”

Are appraisal or dissenters’ rights available in connection with either the Offer or the Merger?

Holders of Shares will not have appraisal or dissenters’ rights as a result of the Offer, and it is expected that holders of Shares will not have appraisal or dissenters’ rights in connection with the Merger. See “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights.”

If you successfully complete the Offer, what will happen to the Company Board?

If we accept Shares for payment pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition, under the Merger Agreement, Parent will become entitled to designate at least a majority of the members of the Company Board. In such case, the Company has agreed to use its reasonable best efforts to cause Parent’s designees to be elected or appointed to the Company Board in such number as is proportionate to Parent, Purchaser and their respective subsidiaries’ Share ownership. Therefore, if we accept Shares for payment pursuant to the Offer, we will obtain control of the Company Board shortly thereafter. The Company has agreed that it will cause the Company Board to maintain at least two Independent Directors (as defined below) who were directors of the Company as of the date of the Merger Agreement until the consummation of the Merger. During the period after election or appointment of directors designated by Parent, as described above, but prior to the Effective Time, the Company Board will delegate to a committee of the Company Board comprised solely of the Independent Directors (as defined below) the sole responsibility for certain matters in connection with the Merger Agreement, including amendments or termination of the Merger Agreement by the Company, waivers of the Company’s rights under the Merger Agreement, and other matters in connection with the Merger that could reasonably be expected to adversely affect the receipt by holders of Shares of the consideration payable in the Merger, including the timing of such receipt. See “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On Friday, November 4, 2011, the last full trading day before we announced the Offer, the closing price of the Shares reported on the NASDAQ was $4.21 per Share. On Thursday, November 17, 2011, the last full trading day before the date of this Offer to Purchase, the closing price of a Share on the NASDAQ was $5.51. The $5.52 Offer Price represents a premium of approximately 44% to the volume weighted average price per Share for the 30-day trading period ended on November 4, 2011, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 31% to the closing price per Share on November 4, 2011.

You should obtain current market quotations for Shares in deciding whether to tender your Shares.

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in “Section 15—Conditions to the Offer” are satisfied or waived, and we complete the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $5.52 in cash without interest and less any applicable withholding taxes, promptly following (and, in any event, no more than three business days after) the Expiration Date. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price for your Shares with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. See “Section 1—Terms of the Offer” and “Section 2—Acceptance for Payment and Payment.”

Will I receive any dividends from the Company prior to the expiration of the Offer?

No. Under the Merger Agreement, the Company is prohibited from declaring or paying any dividend or other distributions in respect of the Shares. See “Section 14—Dividends and Distributions.”

How will my outstanding options be treated in the Offer?

Options to purchase Shares (each, an “Option”) may not be tendered into the Offer. If you wish to tender Shares subject to issuance upon the exercise of your Options, you must first exercise your Options and then tender such Shares, when issued, into the Offer pursuant to the terms of the Offer. Under the Merger Agreement, each Option, whether or not exercisable, that is outstanding immediately prior to the earlier to occur of the time we accept for payment Shares tendered into the Offer (the “Acceptance Time”) and the Effective Time (the earlier of such times, the “Applicable Time”) will be cancelled as of the Applicable Time in exchange for the right to receive from the Company an amount in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price of such Option and (y) the number of Shares subject to such Option. If the exercise price of any Option equals or exceeds the Offer Price, such Option will be cancelled and terminated as of the Applicable Time without payment of any consideration. The Company is required to deliver the cash payments with respect to Options as soon as practicable after the Applicable Time and in any case within five business days thereafter, without interest and less any applicable withholding taxes. See “Section 13—The Transaction Documents—The Merger Agreement—Treatment of Options and Restricted Shares.”

How will my time-vested Restricted Shares, my performance-based Restricted Shares and my performance-based restricted share rights be treated in the Offer?

Restricted Shares cannot be tendered into the Offer because of existing transfer restrictions. Under the Merger Agreement and consistent with the Company’s 2008 Stock Plan, as amended and restated on April 22, 2011 (the “Company Stock Plan”), pursuant to which your Restricted Shares were granted, each outstanding award of time-vested Restricted Shares will, as of the Applicable Time, become fully vested and each outstanding award of performance-based Restricted Shares will, as of the Applicable Time, become fully vested at its “target” level (or such other level specified in the related award that will vest at the Applicable time). In addition, each outstanding Restricted Share, whether time-vested or performance-based, will, as of the Applicable Time, become free of any forfeiture restrictions and be cancelled in exchange for the right to receive from the Company an amount in cash equal to the Offer Price with respect to each Restricted Share. The Company is required to deliver the cash payments with respect to the Restricted Shares as soon as practicable after the Applicable Time and in any case within five business days thereafter, without interest and less any applicable withholding taxes. For each award of performance-based Restricted Shares, any performance-based restricted share right to receive additional Shares at vesting levels above such award’s “target” level (or such other level specified in the related award that will vest at the Applicable Time) will be cancelled for no payment with respect thereto.

The Company will not tender in the Offer any Restricted Shares or release any transfer restrictions thereon in connection with the Offer, except to the extent such Restricted Shares vest pursuant to the terms and conditions of the applicable award agreement in effect on November 7, 2011. See “Section 13—The Transaction Documents—The Merger Agreement—Treatment of Options and Restricted Shares.”

What are the material U.S. federal income tax consequences of tendering my Shares into the Offer or exchanging my Shares pursuant to the Merger?

Your tendering of Shares into the Offer or exchanging of Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, you should recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares tendered for cash pursuant to the Offer or exchanged for cash pursuant to the Merger. This gain or loss will be a capital gain or loss if you hold your Shares as capital assets at the time of the sale or exchange, and will be long-term capital gain or loss if your holding period in the Shares exceeds one year at the time your Shares are accepted for payment in the Offer or exchanged pursuant to the Merger, as applicable. Long-term capital gain recognized by a non-corporate holder of Shares generally is subject to reduced rates of taxation. Certain limitations apply to the use of capital losses. See “Section 5—Material United States Federal Income Tax Considerations.” This is not tax or legal advice. You should consult your tax advisor about the tax consequences to you of tendering your Shares into the Offer or exchanging your Shares pursuant to the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833). See the back cover of this Offer to Purchase for additional contact information.

To All Holders of Shares of Common Stock of Force Protection, Inc.:

INTRODUCTION

Purchaser is offering to purchase all Shares that are issued and outstanding for the Offer Price, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or otherwise establish an exemption, you may be subject to backup U.S. federal income tax withholding (currently at a rate of 28%) of the gross proceeds payable to you. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with such nominee to determine if they charge any transaction fees. We will pay all charges and expenses the Depository and Information Agent incurred in connection with the Offer. See “Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the completion of the Offer and after satisfaction of various conditions, Parent, Purchaser and the Company will effect the Merger, with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the Effective Time of the Merger, each Share that is issued and outstanding (other than (i) Dissenting Shares (as defined in “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights”), if any, (ii) Shares that are owned by any of the Company’s direct or indirect wholly-owned subsidiaries, (iii) Shares that are owned by Parent, Purchaser or any of their direct or indirect wholly-owned subsidiaries and (iv) the Restricted Shares that will have been automatically cancelled at the Applicable Time) will be converted into the right to receive the Merger Consideration, less any applicable withholding taxes. The “Merger Consideration” will be an amount per Share equal to the Offer Price paid in the Offer.

The Company Board has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of the Company and its stockholders; (ii) adopted the Merger Agreement; (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) authorized and approved the Top-Up Option and the issuance of newly issued shares pursuant to the exercise thereof; and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

The Company has informed us that, to the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity into the Offer. The foregoing does not include any Restricted Shares that would be cancelled as contemplated by the Merger Agreement or any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Lincoln International LLC (including its affiliate, Lincoln Partners Advisors LLC, “Lincoln”) and Barclays Capital Inc. (“Barclays Capital”), the Company’s financial advisors, have delivered to the Company Board their written opinions, as of the date of each such opinion, and based upon and subject to various assumptions, qualifications, factors and limitations set forth therein, as to the fairness, from a financial point of view, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics) of the Offer Price. The full text of such written opinions containing the assumptions and qualifications made, procedures followed, matters considered and limitations on the review undertaken will be included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed by the Company with the SEC in connection with the Offer and will be mailed to the Company’s stockholders with this Offer to Purchase. We recommend that the Company’s stockholders read the opinions in their entirety for a description of the procedures followed, the matters considered and the assumptions and qualifications made by Lincoln and Barclays Capital in arriving at their respective opinions.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things:

•	the Minimum Condition; and

•	the HSR Condition.

The Offer is also subject to other customary conditions. See “Section 15—Conditions to the Offer.”

The Company has represented in the Merger Agreement to Parent that, at the close of business on November 4, 2011, (i) 64,988,782 Shares were issued and outstanding (including 1,279,651 outstanding Restricted Shares subject to time-based vesting requirements and 691,550 outstanding Restricted Shares subject to performance-based vesting requirements); (ii) 6,379,168 Shares were issued and held by the Company in its treasury (and which are not included in the share amounts set forth in clause (i) above); (iii) no shares of preferred stock were issued and outstanding or held by the Company in its treasury; (iv) 1,136,151 Shares were subject to issuance pursuant to outstanding stock options granted under the Company Stock Plan and any similar plan, program or agreement; and (v) 944,383 performance-based restricted share rights were outstanding.

Based on information provided by the Company as of November 4, 2011, approximately 52.4% of the 63,017,581 then-outstanding Shares (which amount excludes the Restricted Shares that would be cancelled as contemplated by the Merger Agreement), would need to be validly tendered into the Offer and not withdrawn in order to satisfy the Minimum Condition. The actual number of Shares that must be tendered to satisfy the Minimum Condition as of any scheduled Expiration Date may vary as the number of Shares outstanding changes, including as a result of any exercise of Options or any vesting of Restricted Shares prior to such Expiration Date.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will, subject to the qualifications for directors set forth in the Company’s articles of incorporation and the Merger Agreement, be entitled to designate for election or appointment the number of directors, rounded up to the next whole number, to the Company Board that is in the same proportion as the number of Shares then beneficially owned by Parent and Purchaser to the total number of Shares outstanding; provided that until the Effective Time, the Company Board will have at least two members who were directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act. Parent currently intends, promptly after completion of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Parent, Purchaser or their respective affiliates to serve as directors of the Company. For certain information regarding each of these persons, see the information contained in the Schedule 14D-9 and provided in accordance with the requirements of Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. We expect that such representation on the Company Board would permit us to exert substantial influence over the Company’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after completion of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will become the directors of the Company.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required under the NRS, the receipt of the Company Stockholder Approval.

The Company Stockholder Approval, if required under the NRS, is the only vote of the holders of the Company’s capital stock necessary to approve the Merger. If we acquire, pursuant to the Offer or otherwise (including upon the exercise of the Top-Up Option), at least 90% of the outstanding Shares, we would be able to effect the Merger under the short-form merger provisions of the NRS without a vote of the Company’s stockholders. Thus, assuming that the Minimum Condition is satisfied, upon completion of the Offer and after exercise of the Top-Up Option, if any, we would own sufficient Shares to enable us, without the vote of any other Company stockholders, to satisfy the stockholder approval requirement to approve the Merger Agreement. In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to consummate the Merger without the prior completion of the Offer, after receipt of the Company Stockholder Approval. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, other than the addition of the stockholder approval requirement and the inapplicability of the Minimum Condition. See “Section 13—The Transaction Documents—The Merger Agreement.”

Pursuant to the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding Shares (determined on a fully diluted basis) in the Offer or a subsequent offering period, we have the right to exercise the Top-Up Option (subject to certain limitations). We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if we acquire at least 90% of the outstanding Shares, we intend to effect a short-form merger. See “Section 13—The Transaction Documents—The Merger Agreement-Top-Up Option.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares mean, as of any particular time, a number of Shares equal to the sum of (a) the number of all outstanding Shares as of such time (but excluding Restricted Shares that would be (and for any calculation related to the Top-Up Option, that were) cancelled at any time prior to such time, including at the Acceptance Time, in accordance with the Merger Agreement), plus (b) the aggregate number, as of such time, of all Shares (if any) issuable in respect of all outstanding securities convertible or exchangeable for Shares and all Shares issuable in respect of all outstanding options, warrants and other rights to acquire, and all outstanding obligations of the Company to issue, Shares, whether or not vested or subject to forfeiture (but excluding Shares issuable in respect of stock options and performance-based restricted share rights that would be (and for any calculation related to the Top-Up Option, that were) cancelled at any time prior to such time, including cancelled at the Acceptance Time in accordance with the Merger Agreement).

Following the completion of the Offer and until the Effective Time, the Company Board will have at least two directors who qualify as “independent directors” as defined by NASDAQ Rule 5605(a)(2) and are eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ rules, and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Independent Directors”). If the number of Independent Directors is reduced to less than two, then the remaining Independent Director (or if no Independent Director then remains, the other directors) will be entitled to designate persons who otherwise meet the criteria to be deemed to be Independent Directors to fill such vacancies. The Company Board will delegate to a committee of the Company Board comprised solely of the Independent Directors the sole responsibility for: (i) any amendment or any termination of the Merger Agreement by the Company; (ii) any extension of time for performance of any of the obligations of Parent or Purchaser pursuant to the Merger Agreement for which the Company’s consent or approval is required; (iii) the exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement; (iv) any determinations or agreements made by or on behalf of the Company under the Merger Agreement; (v) any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or of any of the Company’s rights under the Merger Agreement; and (vi) any other matter in connection with the Merger that could reasonably be expected to adversely affect the receipt of the Merger Consideration by holders of Shares (other than Parent and Purchaser), including the timing of such receipt.

The Offer is conditioned upon the fulfillment of the conditions set forth in “Section 15—Conditions to the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of Friday, December 16, 2011, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are issued and outstanding and are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3—Procedure for Tendering Shares” on or prior to the Expiration Date.

The Offer is subject to the conditions set forth in “Section 15—Conditions to the Offer,” which include, among other things, the Minimum Condition and the HSR Condition. Subject to the provisions of the Merger Agreement, Purchaser may waive, any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition or the HSR Condition, which may only be waived with the prior written consent of the Company). Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date as promptly as practicable (and, in any event, no more than three business days) after the Expiration Date. If any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, Purchaser will extend the Expiration Date for an additional period or periods of up to five business days each. Purchaser will also extend and re-extend the Offer for any period required by any law, rule, regulation or by an interpretation or position of the SEC or the SEC’s staff applicable to the Offer.

Notwithstanding the foregoing, if the Proxy Statement Clearance Date has occurred on or prior to January 5, 2012, then no extension to the Offer will be required after January 5, 2012. If (i) the Proxy Statement Clearance Date has not occurred on or prior to January 5, 2012 and (ii) any of the conditions set forth in “Section 15—Conditions to the Offer” are not satisfied or, if permitted, waived, then either Parent or the Company may request, and upon such request, we will extend and re-extend the Offer on as many occasions as requested for one or more additional periods of up to five business days each until the Proxy Statement Clearance Date, subject to the parties’ right to terminate the Merger Agreement. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4—Withdrawal Rights.” In addition, pursuant to the terms of the Merger Agreement, without the consent of the Company, we have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the SEC’s staff applicable to the Offer.

If at any then-scheduled Expiration Date occurring after January 5, 2012 (i) any of the conditions set forth in “Section 15—Conditions to the Offer” have not been satisfied or waived, and (ii) the Proxy Statement Clearance Date has occurred (such Expiration Date, the “Offer Determination Date”), then we may irrevocably and unconditionally terminate the Offer. In addition, the Company will have the right at any time from and after the Offer Determination Date to provide us a written request requiring that we irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date following the receipt of such written request from the Company (delivered no less than one business day prior to the then-scheduled Expiration Date). The termination of the Offer pursuant to this procedure is referred to herein as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to in this Offer to Purchase as the “Offer Termination Date.”

In accordance with Rule 14d-11 under the Exchange Act and the Merger Agreement, in our sole discretion we may provide a subsequent offering period following the Expiration Date (a “subsequent offering period”). If provided, a subsequent offering period will be an additional period of time, following the Expiration Date and the acceptance for purchase of Shares in the Offer, during which stockholders may tender any Shares not previously tendered into the Offer. If a subsequent offering period is provided:

•	it will remain open for no greater than three business days;

•	Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn;

•	we will immediately accept for payment and promptly (and in any event within three business days) pay for Shares validly tendered during any subsequent offering period; and

•	the price per Share will be the same as the Offer Price, in cash, less any applicable withholding taxes.

Purchaser may in its discretion elect to extend such subsequent offering period for one additional period of up to five business days if, upon the expiration of the initial subsequent offering period, the total number of Shares validly tendered and not withdrawn (excluding any Shares that are subject to the guaranteed delivery procedures set forth in “Section 3—Procedure for Tendering Shares”) pursuant to the Offer and validly tendered during any subsequent offering period is together less than the total number of Shares that would have been required to be tendered into the Offer to satisfy the Minimum Condition if no Shares were tendered into the Offer pursuant to the guaranteed delivery procedures set forth in “Section 3—Procedure for Tendering Shares.”

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a subsequent offering period. A subsequent offering period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

There is no assurance that we will or will not provide a subsequent offering period. If we provide or extend a subsequent offering period, we will make a public announcement of such subsequent offering period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior subsequent offering period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that the Company’s written consent is required for us to:

•

decrease the Offer Price (other than as a result of changing the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction in respect of the outstanding Shares);

•	change the form of the consideration payable in the Offer (other than by adding cash consideration);

•	change the Minimum Condition;

•	reduce or limit the number of Shares sought pursuant to the Offer;

•	change the conditions to the Offer set forth in “Section 15—Conditions to the Offer” in a manner adverse to the holders of Shares;

•	add to the conditions to the Offer set forth in “Section 15—Conditions to the Offer;”

•	extend the Offer, except as described under “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” below; or

•	otherwise amend, modify or change the Offer in a manner that is adverse to the holders of Shares.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination.

In the SEC’s view, a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10 business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to stockholders of the Company, we will extend the Offer at least until the expiration of that 10 business day period.

If, prior to the Expiration Date, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and will promptly (and in any event within three business days after such acceptance) thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date. If we provide a subsequent offering period, we will immediately accept for payment and promptly (and in any event within three business days after such acceptance) pay for all such Shares validly tendered during such subsequent offering period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we have the right, subject to applicable law, to delay the acceptance for payment or payment for Shares until the Minimum Condition, the HSR Condition and the other conditions to the Offer set forth in “Section 15—Conditions to the Offer” have been satisfied.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases (including during any subsequent offering period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”));

•

a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (as defined in “Section 3—Procedure for Tendering Shares-Book—Entry Delivery”) in connection with a book-entry transfer; and

•	any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares into the Offer, see “Section 3—Procedure for Tendering Shares.”

Accordingly, payment may be made to tendering stockholders at different times if delivery of Shares and other required documents occurs at different times.

For purposes of the Offer, including any subsequent offering period, we will be deemed to have accepted for payment tendered Shares when and if we give oral or written notice of our acceptance to the Depositary and the conditions to the Offer have been met or waived, to the extent permissible under the Merger Agreement. In all cases, upon the terms and subject to the conditions to the Offer, payment for Shares purchased pursuant to the Offer, including any subsequent offering period, will be made by deposit of the purchase price for Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders.

If we do not accept for payment any tendered Shares into the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedure for Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more wholly-owned subsidiaries of Parent the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

Under no circumstances will we pay interest with respect to any Shares purchased pursuant to the Offer, regardless of any extension of the Offer or delay in making such payment.

3. Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares into the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver certificates for Shares representing tendered Shares to the Depositary on or prior to the Expiration Date or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility on or prior to the Expiration Date or (b) you must comply with the guaranteed delivery procedures set forth in this Section below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend using registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of such Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the tendered Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then such tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on such certificates, with the signatures on such certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of such certificates for the Shares.

Guaranteed Delivery. If you wish to tender Shares into the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) on or prior to the Expiration Date; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which the NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered or transmitted by mail or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) backup withholding at a rate of 28% from any payments made pursuant to the Offer. To avoid backup withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or otherwise establish an exemption on or prior to the Expiration Date. Certain stockholders (including, among others, corporations) may not be subject to backup withholding. Non-U.S. stockholders should certify their non-U.S. status on the appropriate Internal IRS Form W-8 (a copy of which may be obtained from the Depositary) to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless the Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after the date hereof (collectively, “Distributions”)) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual or special meeting of the Company’s stockholders or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of the Company’s stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Force Protection’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The interpretation of the terms and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Purchaser in its sole discretion.

4. Withdrawal Rights. Except as described in this Section 4, tenders of Shares into the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after 60 days from the date of commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after 60 days from the date of commencement of the Offer, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares to be withdrawn must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “Section 3—Procedure for Tendering Shares.”

If we provide a subsequent offering period (as described in more detail in “Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period or to Shares previously tendered into the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences. The following is a summary of material U.S. federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or non-U.S. jurisdiction, or under any applicable tax treaty, and does not consider any aspects of U.S. federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a person that purchases or sells Shares as part of a wash sale for tax purposes;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. Holder whose functional currency is not the U.S. dollar;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a U.S. expatriate.

This summary is based on the Code, Treasury Regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders. A “U.S. Holder” of Shares means a holder that is for U.S. federal income tax purposes:

•	An individual citizen or resident of the U.S.;

•	A corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust if it: (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Shares should consult its own tax advisors regarding the tax consequences of exchanging Shares pursuant to the Offer or the Merger.

Payments with Respect to Shares. The tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder should recognize gain or loss, if any, equal to the difference between the amount of cash received (determined before the deduction of any applicable withholding taxes) and the holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period in such Shares exceeds one year at the time of the sale or exchange as applicable. Long-term capital gain recognized by a non-corporate U.S. Holder generally is subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may also apply to certain Non- U.S. Holders, such as:

•	U.S. expatriates;

•	“controlled foreign corporations”;

•	“passive foreign investment companies”; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Payments with Respect to Shares. Subject to the discussion of U.S. federal backup withholding below, payments made to a Non-U.S. Holder with respect to Shares tendered for cash pursuant to the Offer or exchanged for cash pursuant to the Merger generally will be exempt from U.S. federal income tax provided that (i) the holder is not an individual who was present in the U.S. for 183 days or more in the taxable year of the exchange and certain other conditions are met, and (ii) the gain is not effectively connected with the conduct of a U.S. trade or business by the holder.

Backup Withholding Tax and Information Reporting. Under the backup withholding provisions of the U.S. federal income tax laws, all payments to which any holder would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28% unless the holder is a (i) U.S. Holder who provides the correct taxpayer identification number and certifies an exemption from backup withholding by completing IRS Form W-9 included in the Letter of Transmittal, or providing a Form W-9, (ii) corporation or other recipient exempt from backup withholding, or (iii) Non-U.S. Holder who certifies its non-U.S. status on the appropriate IRS Form W-8.

Each U.S. Holder should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal and return it to the Depositary, provide a Form W-9, or otherwise establish an exemption from backup withholding in a manner satisfactory to the Depositary, to avoid backup withholding. Cash payments made pursuant to the Offer or pursuant to the Merger also will be subject to information reporting unless an exemption applies.

Each Non-U.S. Holder should certify non-U.S. status on the appropriate IRS Form W-8 (a copy of which may be obtained from the Depositary) and return the properly completed form to the Depositary, or otherwise establish an exemption from backup withholding in a manner satisfactory to the Depositary, to avoid backup withholding. Non-U.S. Holders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment generally will be allowed as a credit against that holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF TENDERING THEIR SHARES FOR CASH PURSUANT TO THE OFFER OR EXCHANGING THEIR SHARES FOR CASH PURSUANT TO THE MERGER.

6. Price Range of Shares; Dividends. Shares are listed and principally traded on the NASDAQ Capital Market under the symbol “FRPT” and have been listed on the NASDAQ since April 2001. The following table sets forth for the periods indicated the high and low sales prices per Share on the NASDAQ as reported in published financial sources:

	High	Low
Year ended December 31, 2009
First Quarter	$7.22	$4.27
Second Quarter	10.03	4.73
Third Quarter	6.00	4.05
Fourth Quarter	6.30	4.29

Year ended December 31, 2010
First Quarter	$6.75	$4.80
Second Quarter	6.56	3.92
Third Quarter	5.10	3.86
Fourth Quarter	5.74	4.91

Year ended December 31, 2011
First Quarter	$6.00	$4.68
Second Quarter	5.30	4.36
Third Quarter	5.09	3.27
Fourth Quarter (through November 17, 2011)	5.55	3.42

On Friday, November 4, 2011, the last full trading day before we announced the Offer, the closing price of the Shares reported on the NASDAQ was $4.21 per Share. On Thursday, November 17, 2011, the last full trading day before the date of this Offer to Purchase, the closing price of a Share on the NASDAQ was $5.51. The $5.52 Offer Price represents a premium of approximately 44% to the volume weighted average price per Share for the 30-day trading period ended on November 4, 2011, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 31% to the closing price per Share on November 4, 2011. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, the Company has never paid nor declared any cash dividends on its common stock. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares. Please see “Section 14—Dividends and Distributions.”

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for Shares. If the Offer is completed but the Merger is not consummated, the number of stockholders, and the number of outstanding Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares into the Offer will receive cash in an amount equal to the Offer Price, less any applicable withholding taxes. Therefore, if the Merger takes place, the stockholders not tendering Shares into the Offer will receive the same consideration for their Shares, but tendering stockholders will be paid earlier.

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ. According to the published NASDAQ Listing Standards & Fees, continued listing on the NASDAQ requires, among other things, the number of publicly held shares to be at least 500,000, the market value of publicly held securities to be at least $1 million, and the total number of public holders to be at least 300. Publicly held shares is defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding of the company. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASDAQ for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the Shares were delisted from the NASDAQ, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of the Company to the SEC if the outstanding Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the NASDAQ. If the purchase of Shares pursuant to the Offer resulted in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated following the consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Company.

General. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been furnished by the Company or taken from or based upon publicly available documents and records on file with the SEC and other public sources. Purchaser and Parent have relied on the accuracy of such information and have not made any independent attempt to verify the accuracy of such information. None of Parent, Purchaser, or any of their respective affiliates, the Information Agent or the Depositary assumes any responsibility for the accuracy of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, or any of their respective affiliates, the Information Agent or the Depositary. The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and is qualified in its entirety by reference thereto.

The Company was organized under the laws of the State of Colorado in November 1996 as Boulder Capital Opportunities III, Inc. In 1998, the Company was renamed as Sonic Jet Performance, Inc. In June 2002, the Company acquired a 90% interest in Technical Solutions Group, Inc., a development stage manufacturer of blast- and ballistic-protected vehicles based in Charleston, South Carolina. The Company subsequently increased its ownership interest in Technical Solutions Group, Inc. to 100%. In September 2003, the Company changed its name to “Force Protection, Inc.” to reflect its primary focus on designing and manufacturing protected and armored vehicles. In January 2005, it reincorporated from the State of Colorado to the State of Nevada.

The Company’s principal executive offices are located at 1520 Old Trolley Road, Summerville, South Carolina, and the telephone number of its principal executive offices is (843) 574-7001.

The Company provides survivability solutions to support the armed forces of the United States (U.S.) and its allies. It designs, manufactures, tests, delivers and supports its blast- and ballistic-protected products to increase survivability for the users of its products. It believes its specialty vehicles, including the Buffalo, Cougar and Ocelot, are at the forefront of blast- and ballistic-protected technology. These vehicles are designed specifically for reconnaissance and urban operations and to protect their occupants from landmines, hostile fire and improvised explosive devices (IEDs, commonly referred to as roadside bombs). Supporting its vehicle design, development and production initiatives, it develops, manufactures, tests, delivers and supports products and services aimed at further enhancing the survivability of its users against additional threats. In addition, it provides long-term life cycle support services for its vehicles that involve development of technical data packages, supply of spares, field and depot maintenance activities, assignment of skilled field service representatives (FSRs), and related training programs. The Company’s services are based on establishing and maintaining long-term relationships with the U.S. government and foreign military users.

Additional Information. The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Company’s filings are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

Certain Unaudited Prospective Financial Information of the Company.

The Company does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company prepared and shared with Parent certain non-public unaudited prospective financial information for 2011 through 2015 in connection with the transactions contemplated by the Merger Agreement. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of Parent, Purchaser, the Company, their advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The Company has informed us that, while presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, U.S. government defense budgets and priorities, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Company has informed us that the unaudited prospective financial information was, in general, prepared solely for internal use by the Company and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company has informed us that the unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company has informed us that neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the Company has informed us that the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The summary of the unaudited prospective financial information set forth below is not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender Shares into the Offer, but is included because the unaudited prospective financial information was provided by the Company to Parent, Purchaser and their advisors:

Consolidated Summary of Company Unaudited Prospective Financial Information

(in millions, except per Share data)

	2011E	2012F	2013F	2014F	2015F
Net revenue	$653.3	$871.0	$783.9	$848.6	$951.0
Gross profit	127.7	152.6	168.9	172.6	176.3
Operating profit	12.9	56.8	90.5	92.0	90.7
EBITDA	29.3	74.4	108.8	110.3	109.0
Adjusted EBITDA	42.5	74.4	108.8	110.3	109.0
Adjusted net income	17.4	38.0	60.3	61.3	60.4
Adjusted earnings per Share	0.26	0.60	0.95	0.97	0.95

The Company provided to Parent and Purchaser the following reconciliation of the EBITDA and Adjusted EBITDA amounts to the operating profit amounts contained in the summary of the unaudited prospective financial information set forth above (in millions):

	2011E	2012F	2013F	2014F	2015F
Operating profit	$12.9	$56.8	$90.5	$92.0	$90.7
Depreciation and amortization	16.4	16.0	16.0	16.0	16.0
Other income	—	1.6	2.3	2.3	2.3
EBITDA	29.3	74.4	108.8	110.3	109.0
Asset impairment expense	3.2	—	—	—	—
Restructuring expense	10.0	—	—	—	—
Adjusted EBITDA	42.5	74.4	108.8	110.3	109.0

The Company provided to Parent and Purchaser the following reconciliation of the adjusted net income amounts contained in the summary of the unaudited prospective financial information set forth above to the Company’s unaudited prospective net income amounts (in millions):

	2011E	2012F	2013F	2014F	2015F
Net income	$8.6	$38.0	$60.3	$61.3	$60.4
Asset impairment expense, net of taxes	2.1	—	—	—	—
Restructuring expense, net of taxes	6.7	—	—	—	—
Adjusted net income	17.4	38.0	60.3	61.3	60.4

No representation is made by Parent, Purchaser, the Company or any other person to any of the Company’s stockholders regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Offer to Purchase should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, stockholders of the Company are cautioned not to place undue, if any, reliance on such financial information.

For a summary of the unaudited prospective financial information provided by the Company to the Company Board and its financial advisors, see Item 4 of the Schedule 14D-9 under the heading “Certain Unaudited Prospective Financial Information of the Company.”

PARENT AND PURCHASER DO NOT INTEND, AND THE COMPANY HAS INFORMED US THAT IT DOES NOT INTEND, TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

9. Certain Information Concerning Purchaser and Parent. Purchaser is a Nevada corporation incorporated in 2011, with principal executive offices at 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042-4513. The telephone number of our principal executive offices is (703) 876-3000. Purchaser is a newly formed Nevada corporation and a wholly-owned subsidiary of Parent. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer.

Parent is a Delaware corporation incorporated in 1952, with principal executive offices at 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042-4513. The telephone number of Parent’s principal executive offices is (703) 876-3000. Parent employs approximately 93,800 people worldwide and is a market leader in business aviation; land and expeditionary combat systems, armaments and munitions; shipbuilding and marine systems; and information systems and technologies. Since 1995, Parent has acquired and integrated more than 50 businesses.

The name, business address, current principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge after reasonable inquiry, the persons or entities referred to in clause (a) above has effected any transaction in Shares or any other equity securities of the Company during the past 60 days; (c) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge after reasonable inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent’s knowledge after reasonable inquiry, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent’s knowledge after reasonable inquiry, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

Parent will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger;

•	completion of the Offer is not subject to any financing condition; and

•	if we complete the Offer, we will acquire any remaining Shares for the same cash per Share price in the Merger.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, the Company, Purchaser, and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549.

Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Schedule TO and the exhibits thereto are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

10. Source and Amount of Funds. We estimate that we will need up to approximately $355 million to purchase all Shares that are issued and outstanding and validly tendered into the Offer, to pay related fees and expenses and to consummate the Merger and pay the aggregate Merger Consideration. Purchaser’s obligation to accept for payment Shares tendered into the Offer is not conditioned upon obtaining financing. Parent will contribute or otherwise advance funds to enable Purchaser to complete the Offer. Parent will ensure that Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger and pay related fees and expenses. Parent expects, based upon internally available cash, to have sufficient cash on hand at the Expiration Date, and will ensure that Purchaser will have sufficient funds, to fund the Offer and the Merger and to pay related fees and expenses. In addition, we estimate that the Company will need approximately $12 million to cash out the Options and Restricted Share awards that will be cancelled as of the Applicable Time. Parent expects the Company to have sufficient cash on hand at the Applicable Time to cash out these awards.

11. Background of the Offer. As part of General Dynamics’ ongoing evaluation of its business and strategic direction, General Dynamics’ board of directors and members of its senior management team have from time to time evaluated potential areas of collaboration with third parties, related strategic alternatives and prospects for acquisitions and dispositions.

Over the past few years, General Dynamics Land Systems Inc. (“General Dynamics Land Systems”), a wholly-owned subsidiary of Parent, and Force Protection have been in periodic contact regarding a range of strategic and commercial relationships that have focused upon leveraging each party’s complementary business strengths, including beginning in late 2006 a teaming arrangement with respect to the production of mine-resistant, ambush-protected vehicles under the U.S. joint services program (the “MRAP Program”).

On July 15, 2010, Mark Roualet, Vice President of General Dynamics and President of General Dynamics Land Systems, contacted Michael Moody, the Chairman and Chief Executive Officer of Force Protection, to discuss whether a strategic transaction might be beneficial for both companies. Following periodic informal discussions between various representatives of the parties about the idea of a strategic transaction, on October 13, 2010, Force Protection and General Dynamics Land Systems entered into a confidentiality agreement to facilitate the exchange of information in connection with a possible strategic transaction. Pursuant to this confidentiality agreement, each party agreed to keep confidential and not disclose any non-public information it received from the other party and its representatives to any person (other than as required by law and to its representatives who had a need to know such information). The confidentiality agreement also contained various standstill restrictions limiting General Dynamics’ ability to take certain actions with respect to any securities of Force Protection and various employee non-solicitation restrictions.

Between October and December 2010, General Dynamics received limited confidential financial information from Force Protection. During that time, General Dynamics also reviewed Force Protection’s public filings as an initial step in its due diligence process concerning a potential strategic transaction.

On December 3, 2010, senior management of General Dynamics considered the potential benefits and risks of a potential strategic transaction with Force Protection and determined that General Dynamics should not pursue an acquisition of Force Protection at that time.

Beginning in early March 2011, General Dynamics reviewed the updated information contained in the Force Protection public filings to assist it in an evaluation of the Company. During this time, management of General

Dynamics Land Systems and Force Protection spoke on several occasions regarding normal course business matters.

On March 16, 2011, General Dynamics sent a preliminary, non-binding indication of interest letter to Force Protection offering to enter negotiations to acquire the Company for an aggregate cash purchase price of $425 million.

On April 1, 2011, Mr. Moody contacted David Heebner, Executive Vice President, Combat Systems, of General Dynamics. Mr. Moody indicated that Force Protection was interested in engaging in discussions with General Dynamics to determine if a potential transaction would be beneficial to both companies and inquired whether General Dynamics had any flexibility to increase the price set forth in the March 16 indication of interest.

On April 19, 2011, representatives of General Dynamics and Force Protection met in Washington, D.C. Those present for General Dynamics were Mr. Heebner; Mark Rayha, Staff Vice President, Financial Planning & Analysis; Neal Wheeler, Assistant General Counsel; Mark Roualet, Vice President of General Dynamics and President of General Dynamics Land Systems; Gary Whited, then-Senior Vice President and Chief Financial Officer and current Senior Vice President and General Manager of General Dynamics Land Systems; and Arjun Kampani, Vice President and General Counsel of General Dynamics Land Systems. Those present for Force Protection included Michael Moody, Chairman and Chief Executive Officer; Charlie Mathis, Chief Financial Officer; and Randy Hutcherson, then-Chief Operating Officer and current Chief of Business Development. A representative of one of Force Protection’s financial advisors was also present. At the meeting, the parties discussed key due diligence items that General Dynamics indicated that it would need to confirm in order to continue discussions concerning a potential transaction with the Company.

Immediately following the April 19, 2011 meeting, General Dynamics instructed its outside counsel, Jenner & Block LLP (“Jenner & Block”), to review certain diligence materials made available to General Dynamics by Force Protection.

On May 20, 2011, Mr. Heebner contacted Mr. Moody to discuss certain diligence concerns raised during the preliminary diligence process, including litigation matters involving the Company and the fact that, because of potential competitive sensitivities, Force Protection had provided little information concerning the Company’s third party joint venture arrangements such that General Dynamics could not adequately assess those business arrangements. Mr. Heebner also acknowledged that General Dynamics had considerable concern about future customer demand for support requirements on the MRAP Program based upon certain statements by the U.S. Department of Defense that only a small portion of the installed fleet of vehicles might remain in active service, which created significant uncertainty for the market. Mr. Heebner and Mr. Moody also discussed continued general uncertainty regarding the U.S. government’s defense budget, including the potential impact of budget cuts on the demand for Force Protection’s products, and uncertainty with respect to certain of Force Protection’s international business pursuits. Following this discussion, Mr. Heebner informed Mr. Moody that General Dynamics had decided to focus on other strategic initiatives and business matters and that it was no longer interested in pursuing an acquisition of the Company.

Between May 30, 2011 and September 30, 2011, General Dynamics continued to monitor public statements regarding the outlook for the Department of Defense budget, particularly in connection with specialty vehicles. During this time, global macro economic conditions continued to deteriorate, placing additional strain upon defense budgets worldwide, and the political climate in the United States continued to add uncertainty to future U.S. defense spending. Also during this time, Force Protection publicly announced that it was reducing its revenue forecast under the Light Protected Patrol Vehicle program for the United Kingdom Ministry of Defence. In addition, the market capitalization of Force Protection fell from approximately $344 million to approximately $254 million during this time.

In late September and early October 2011, senior management of General Dynamics internally discussed the potential for re-engaging in discussions with Force Protection to determine whether there would be interest in a potential transaction, particularly in light of Force Protection’s recent successes in winning contract awards.

On October 4, 2011, Mr. Heebner contacted Mr. Moody to indicate that General Dynamics may have a renewed interest in discussing a potential transaction with the Company and that he would likely be contacting Mr. Moody again following a meeting of the General Dynamics board of directors. Mr. Moody indicated to Mr. Heebner that he would be supportive of discussing a transaction with the Company Board if General Dynamics were to make an offer and make the Company comfortable that they were serious about pursuing a transaction.

On October 5, 2011, Mr. Heebner contacted Mr. Moody again and indicated that General Dynamics would be interested in discussing a potential transaction with the Company, but indicated that, based upon the current environment, market conditions, outlook for the defense industry and the Company’s performance in the first half of 2011, General Dynamics would be prepared to make an offer at an aggregate cash price of approximately $350 million. Mr. Moody acknowledged the risks outlined by Mr. Heebner and also acknowledged the changes in circumstances since the discussions between General Dynamics and Force Protection during the spring of 2011. Mr. Moody indicated that he thought the Company Board would be inclined to consider such a transaction. Mr. Moody told Mr. Heebner that he would discuss General Dynamics’ proposal with the Company Board promptly, but he would need a written proposal. Later that day, General Dynamics instructed Jenner & Block to resume due diligence on Force Protection and to begin preparation of an initial draft of a merger agreement.

During the week of October 10, 2011, Messrs. Moody and Heebner each attended the Association of the United States Army Annual Meeting and Exposition in Washington, D.C. While at this meeting, Messrs. Moody and Heebner further discussed General Dynamics’ proposal along with certain matters raised by General Dynamics during its due diligence on the Company in the spring of 2011. Following this discussion, Messrs. Moody and Heebner agreed that General Dynamics and its advisors would conduct due diligence on the Company in person on October 17, 2011.

On October 13, 2011, General Dynamics and Force Protection entered into an amendment to their confidentiality agreement that extended the agreement for an additional year.

On October 14, 2011, General Dynamics submitted a written revised preliminary, non-binding indication of interest letter to Force Protection offering to enter negotiations to acquire the Company for an aggregate cash purchase price of $350 million.

On October 17, 2011, representatives of General Dynamics and representatives of Force Protection convened a meeting near Force Protection’s corporate offices in South Carolina to provide an update on Force Protection’s business and outlook and to discuss certain diligence items that had been highlighted in General Dynamics’ spring 2011 review of the Company. Representatives for General Dynamics included Mr. Rayha, Mr. Wheeler, Mr. Whited, Mr. Kampani and James Murphy, Assistant General Counsel. Representatives of Force Protection included Mr. Moody, Mr. Mathis, John Wall, Senior Vice President and Assistant General Counsel, and Gregory T. Troy, Chief Human Resources Officer. Also present at the meeting were representatives of Jenner & Block and representatives of Force Protection’s financial and legal advisors. At this meeting, the representatives of Force Protection provided an update on the business of the Company. The parties also discussed various due diligence items, including the current status of the federal shareholder derivative litigation against Force Protection, the structure of Force Protection’s various third party joint venture arrangements and the status of various other items raised by General Dynamics during its due diligence review of the Company in the spring of 2011. At the conclusion of the meeting, the parties agreed they would move forward with due diligence and that General Dynamics would prepare an initial draft merger agreement for consideration by Force Protection.

On October 19, 2011, Mr. Moody contacted Mr. Wheeler regarding the General Dynamics proposal, and Mr. Heebner then contacted Mr. Moody. During that discussion, Mr. Moody indicated to Mr. Heebner that the

Company Board was supportive of the idea of a potential transaction with General Dynamics, but felt that a higher price would be necessary in order for the Company Board to approve the transaction. Following a further discussion of the business prospects of Force Protection (including its recent success with its Buffalo vehicle program), concerns about the defense market environment and the benefits a combination of the two companies would provide, Mr. Heebner indicated that General Dynamics would be willing to increase its offer price to a $360 million aggregate cash purchase price, but that he could not consider any higher price without finding a basis to support such higher price (which could only be found after significant additional due diligence) and without presenting such higher price to the General Dynamics board of directors, all of which would likely significantly delay entering into an agreement. Mr. Moody indicated that he believed the revised offer may be acceptable to the Company Board, but that he would need to discuss the offer with the Company Board.

Thereafter, General Dynamics delivered a revised written proposal to Force Protection indicating an aggregate cash price of $360 million. General Dynamics and the Company discussed how such aggregate amount translated into a per Share price, with General Dynamics indicating, based on publicly available information, that the amount equaled $5.44 per Share. After reviewing additional information with respect to the Company’s capitalization, including the number and strike price of the Company’s outstanding options, the parties ultimately agreed that the written proposal indicated the Offer Price of $5.52.

Also on October 19, 2011, Jenner & Block provided an initial draft of the Merger Agreement to Sullivan & Cromwell LLP (“Sullivan & Cromwell”) to begin a detailed negotiation of the terms and conditions of the proposed transaction.

On October 21, 2011, Sullivan & Cromwell provided Jenner & Block a written list of issues with the terms of the Merger Agreement.

The parties and their respective legal advisors discussed the list of issues on October 23, 2011, focusing in particular on the conditions to the Offer (including the Minimum Condition), the extent of the representations and warranties, the mechanics of the Top-Up Option, the definition of Material Adverse Effect and the size of, and triggers to, the Termination Fee.

On October 25, 2011, Sullivan & Cromwell delivered a revised draft of the Merger Agreement to Jenner & Block.

On October 26, 2011, Mr. Wheeler contacted Mr. Mathis to indicate that he believed there were substantial issues with the draft Merger Agreement provided by Force Protection, including Force Protection’s request for a reduced, two-tiered termination fee that would only be either $2.25 million or $4.5 million, and that he believed getting to an agreement over the following 11 days would be very difficult if Force Protection insisted upon the terms in Force Protection’s most recent draft of the Merger Agreement. Mr. Mathis suggested that the parties and their representatives discuss the Merger Agreement the next day.

On October 27, 2011, General Dynamics, Force Protection and their respective legal advisors discussed the terms of the Merger Agreement.

On October 29, 2011, Jenner & Block provided Sullivan & Cromwell with a revised draft of the Merger Agreement. The next morning, the parties and their respective legal advisors discussed the issues raised by the October 29 draft of the Merger Agreement, and Force Protection indicated that there were a few points that it believed were critical to have resolved, including (1) the ability of the Company Board to enter into negotiations with a competing bidder and change its recommendation with respect to the transactions contemplated by the Merger Agreement, (2) the structure of the Minimum Condition, (3) General Dynamics’ request for a single-tier termination fee that would be significantly higher than Force Protection’s previous proposal and (4) the formulation of the condition to the Offer with respect to the accuracy of Force Protection’s capitalization representation in the Merger Agreement. Force Protection’s and General Dynamics’ legal advisors continued to negotiate the Merger Agreement on October 30, 2011 and October 31, 2011.

On November 1, 2011, the parties and their legal advisors again discussed the terms of the Merger Agreement. General Dynamics indicated that many of the significant issues raised by Force Protection a few days earlier would be resolvable in favor of Force Protection but not the issue of the Minimum Condition, which General Dynamics insisted be formulated in a manner that, together with the Shares available for issuance in the Top Up Option, would permit it to consummate a merger without the approval of Force Protection’s stockholders if such condition were satisfied. General Dynamics also raised a related issue at that time in respect of the existing federal shareholder derivative litigation against Force Protection and the proposed settlement agreement in that matter, which had not yet been entered by the court. On November 2, 2011, the parties and their respective legal advisors again discussed the existing federal shareholder derivative litigation against Force Protection and agreed that Force Protection would seek an amendment to the proposed order implementing the settlement agreement that would be filed with the court contemporaneously with the execution of the Merger Agreement. Later that same day, Sullivan & Cromwell provided a revised draft of the Merger Agreement to Jenner & Block.

On November 3, 2011, representatives of Force Protection and General Dynamics as well as their legal advisors continued to negotiate the Merger Agreement. Following those negotiations, the parties agreed upon a list of final significant matters that required negotiation.

On November 4, 2011, Mr. Mathis called Mr. Wheeler and discussed with him the significant open matters. Mr. Mathis indicated that most of the outstanding issues relating to certainty of closing were issues that Force Protection needed to resolve in the Company’s favor, but that matters relating to the termination fee triggers and the ultimate size of the termination fee could be resolved in favor of General Dynamics if issues relating to certainty of closing were resolved favorably to Force Protection. Messrs. Mathis and Wheeler reached agreement on those items largely along those lines.

The parties continued to negotiate the terms of the Merger Agreement over the course of November 5 and November 6, 2011. The Company Board met again in the afternoon of November 6, 2011. Following careful consideration of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated in the Merger are in the best interest of the Company and its stockholders, (ii) adopted the Merger Agreement, (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement. Immediately following the meeting of the Company Board, the compensation committee of the Company Board reviewed the terms of, and approved, certain employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

Before the opening of trading on the NASDAQ on November 7, 2011, the parties executed the Merger Agreement, the proposed amended order implementing the settlement agreement was filed and each of the parties issued a press release announcing their signing of the Merger Agreement.

12. Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for the Company. The purpose of the Offer and the Merger is to acquire control of, and ultimately following the Merger the entire equity interest in, Force Protection, while allowing Force Protection’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is completed, General Dynamics, Purchaser and Force Protection expect to consummate the Merger as soon as practicable in accordance with the NRS. At the Effective Time, Force Protection will become a wholly-owned subsidiary of General Dynamics.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to Parent’s beneficial ownership of Shares following such purchase; provided that until the Effective Time, the Company Board will have at least two Independent Directors. Parent currently intends, promptly after completion of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Parent, Purchaser or their respective affiliates to serve as directors of the Company. For certain information regarding each of these persons, see the information contained in the Schedule 14D-9. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to stockholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation on the Company Board would permit us to exert substantial influence over the Company’s conduct of its business and operations. Notwithstanding the foregoing, after Parent’s designation of representatives to serve on the Company Board and until the Effective Time, the Company Board will delegate to a committee of the Company Board comprised solely of such Independent Directors the sole responsibility for (i) any amendment or any termination of the Merger Agreement by the Company, (ii) any extension of time for performance of any of the obligations of Parent or Purchaser pursuant to this Agreement for which the Company’s consent or approval is required, (iii) the exercise or waiver of any of the Company’s rights or remedies thereunder, (iv) any determinations or agreements made by or on behalf of the Company under the Merger Agreement, (v) any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or of any of the Company’s rights under the Merger Agreement and (vi) any other matter in connection with the Merger that could reasonably be expected to adversely affect the receipt of the Merger Consideration by holders of Shares (other than Parent and Purchaser), including the timing of such receipt. If we complete the Offer, we expect to merge with and into the Company. As soon as practicable after completion of the Offer, we are obligated to consummate the Merger pursuant to the Merger Agreement and Plan of Merger. Following the Merger, the directors of Purchaser will be the directors of the Company. See “Section 13—The Transaction Documents—The Merger Agreement.”

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted, except that the employees of the Company may report to General Dynamics Land Systems, a subsidiary of Parent. General Dynamics Land Systems will continue to evaluate the business and operations of the Company during and after the completion of the Offer and the consummation of the Merger and will take such actions as it deems appropriate under the circumstances then existing. In particular, General Dynamics Land Systems will explore opportunities to consolidate certain functions and maximize the efficiency of the Company’s current operations.

Under the terms of the Merger Agreement, the Company agreed that it will not declare or pay dividends.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’s capitalization or dividend policy, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Stockholder Approval. The Company Board has adopted the Merger Agreement and approved the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the NRS. Subject to the terms of the Merger Agreement, if Purchaser owns at least 90% of the outstanding Shares after completion of the Offer, including any subsequent offering period, and any exercise of the Top-Up Option, Purchaser will merge with and into the Company through a “short form” merger in accordance with Chapter 92A of the NRS without prior notice to, or any action by, any other stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, and in certain other circumstances as set forth in the Merger Agreement, a record date will be fixed by the Company Board to determine the Company’s stockholders entitled to receive notice of, and to vote at, a special meeting of stockholders to vote on the approval of the Merger Agreement. In such event, the receipt of the Company Stockholder Approval will be required under the NRS to effect the Merger.

Appraisal Rights. The Company’s stockholders will not have appraisal or dissenters’ rights as a result of the Offer, and it is expected that the Company’s stockholders will not have appraisal or dissenters’ rights in connection with the Merger. The Company is a Nevada corporation, and therefore the existence or lack of appraisal or dissenters’ rights is governed by the NRS. Pursuant to Chapter 92A of the NRS, a stockholder of a Nevada corporation is generally entitled to dissenters’ rights and to demand payment of the fair value (as defined in NRS 92A.320) for shares upon the consummation of a merger to which the Nevada corporation is a party if (i) stockholder approval is required for the merger pursuant to applicable provisions of the NRS or (ii) the Nevada corporation is a subsidiary that has merged with its parent entity pursuant to the short-form merger provisions of NRS 92A.180. Notwithstanding this general rule, however, there are no appraisal or dissenters’ rights with respect to a merger in favor of any holder of any class or series of shares that, on the day before the effective date of such merger (if no meeting of the stockholders is held to act upon the merger), or on the record date fixed by the corporation’s board of directors to determine the stockholders entitled to receive notice of and to vote at the stockholder meeting at which such plan of merger is to be acted upon (if a meeting of the stockholders is held to act upon the merger), are listed on the NASDAQ or other national security exchange, unless such holder is required by such merger to accept any merger consideration other than cash or securities meeting certain qualifications under NRS 92A.390(3). In the Merger, each issued and outstanding Share that is not purchased by Purchaser pursuant to the Offer and that is not a Restricted Share to be cancelled as described in this Offer to Purchase will be converted into the right to receive an amount in cash equal to the Merger Consideration, and no other form of consideration. It also is anticipated that the Shares will continue to be listed on the NASDAQ on the day before the effective date of the Merger (if no meeting of the stockholders is held to act upon the Merger), or on the record date of the stockholders’ meeting (if any such stockholders’ meeting is held to act upon the approval of the Merger Agreement). Accordingly, it is expected that holders of Shares will not have appraisal or dissenters’ rights as a result of the Merger.

If, however, it is determined that such a right to dissent is not eliminated by applicable laws, including NRS 92A.390, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded payment (such Shares, collectively, the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration, and the holders of the Dissenting Shares will be entitled to only such rights as are granted by NRS 92A.300 through 92A.500, inclusive.

13. The Transaction Documents.

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement itself, which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 9—Certain Information Concerning Purchaser and Parent” above. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. Factual disclosures about Parent, Purchaser or the Company or any of their respective affiliates contained in this Offer to Purchase, in their respective public reports filed with the SEC and otherwise, as applicable, may supplement, update or modify the factual disclosures about Parent, Purchaser and the Company or any of their respective affiliates contained in the Merger Agreement. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, Purchaser and the Company were qualified and subject to important limitations agreed to by Parent, Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Offer to Purchase were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger if the representations and warranties or conditions of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates on any date.

The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as practicable, but in no event later than the close of business on November 18, 2011. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the HSR Condition and the other conditions set forth in “Section 15—Conditions to the Offer.” The Merger Agreement provides that each Company stockholder who tenders Shares into the Offer will receive $5.52 for each Share tendered, net to the stockholder in cash, without interest and less any applicable withholding taxes. Purchaser expressly reserves the right, in its sole discretion, to modify the terms and conditions to the Offer. However, without the prior written consent of the Company, no modification or change may be made to the Offer that:

•

decreases the Offer Price (other than as a result of changing the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction in respect of the outstanding Shares);

•	changes the form of the consideration payable in the Offer (other than by adding cash consideration);

•	changes the Minimum Condition;

•	reduces or limits the number of Shares sought pursuant to the Offer;

•	changes the conditions set forth in “Section 15—Conditions to the Offer” in a manner adverse to the holders of Shares;

•	adds to the conditions to the Offer set forth in “Section 15—Conditions to the Offer;”

•	extends the Offer, except as described under “—Extensions of the Offer” below; or

•	otherwise amends, modifies or changes the Offer in a manner that is adverse to the holders of Shares.

Extensions of the Offer. The Offer will expire at midnight, New York City time, at the end of the 20th business day following the commencement of the Offer unless extended as described herein. The Merger Agreement obligates Purchaser to extend the Offer from time to time if, on the Expiration Date, any condition to the Offer has not been satisfied or waived. The length of any individual extension will be determined by Purchaser, but may not exceed five business days. Purchaser also has the right to extend and re-extend the Offer for any period required by any law or by any interpretation or position of the SEC or the staff thereof applicable to the Offer. In addition, if the Proxy Statement Clearance Date has not occurred by January 5, 2012, then Purchaser has agreed, at the request of either Parent or the Company, to extend the Offer on as many occasions as requested for one or more additional periods of up to five business days each until the Proxy Statement Clearance Date occurs. If the Proxy Statement Clearance Date has occurred on or prior to January 5, 2012, then no such extension will be required after January 5, 2012. However, nothing contained in the Merger Agreement will require Purchaser to extend the Offer beyond April 30, 2012.

Offer Termination. If at any then-scheduled Expiration Date occurring after January 5, 2012 (i) any condition to the Offer set forth in “Section 15—Conditions to the Offer” has not been satisfied or waived and (ii) the Proxy Statement Clearance Date has occurred, then Purchaser may irrevocably and unconditionally terminate the Offer or the Company may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date. If the Offer is terminated as described in the foregoing sentence, and Parent and Purchaser request in writing that the Company do so, the Company agreed that it will duly call, convene and hold a Company stockholder meeting to approve the Merger Agreement in accordance with the terms of the Merger Agreement.

Subsequent Offering Period. After acceptance of Shares tendered into the Offer, Purchaser may in its sole discretion elect to provide for a subsequent offering period of no more than three business days pursuant to, and in accordance with, Rule 14d-11 under the Exchange Act. In addition, Purchaser may in its discretion elect to extend such subsequent offering period for one additional period of up to five business days if, upon the expiration of the initial subsequent offering period, the total number of Shares validly tendered and not withdrawn (excluding any Shares that are subject to the guaranteed delivery procedures set forth in “Section 3—Procedure for Tendering Shares”) pursuant to the Offer and validly tendered during any subsequent offering period is together less than the total number of Shares that would have been required to be tendered into the Offer to satisfy the Minimum Condition if no Shares were tendered into the Offer pursuant to the guaranteed delivery procedures set forth in “Section 3—Procedure for Tendering Shares. Purchaser may, with the Company’s consent, further extend such subsequent offering period.

Acceptance of Shares. Subject to the terms and conditions to the Offer and the Merger Agreement, as soon as practicable after the applicable Expiration Date, Purchaser will accept for payment and promptly (and in any event within three business days after such acceptance) pay for, and Parent will cause Purchaser to accept for payment and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer. In the case of any Shares tendered during any subsequent offering period, Purchaser will immediately accept for payment and promptly (and in any event within three business days after such acceptance) pay for, and Parent will cause Purchaser to accept for payment and pay for, all such Shares validly tendered during such period.

Offer Funds. Parent has and Purchaser will have available to it all funds necessary to permit Purchaser to satisfy all of its obligations under the Merger Agreement, including acquiring all of the outstanding Shares in the Offer and the Merger by no later than the Expiration Date.

Directors. Upon Purchaser’s purchase of Shares pursuant to the Offer, and from time to time thereafter, Parent will, subject to the qualifications for directors set forth in the Company’s articles of incorporation and the terms of the Merger Agreement, be entitled to designate the number of directors, rounded up to the next whole number, for election or appointment to the Company Board as would give Parent representation on the Company Board that is in the same proportion as the number of Shares then beneficially owned by Purchaser and Parent to the total number of Shares outstanding. The Company has agreed that, at the request of Parent, the Company will use its reasonable best efforts to cause the designees of Parent and Purchaser to be elected or appointed, including by increasing the size of the Company Board to the extent permitted by the Company’s articles of incorporation and/or by obtaining resignations of incumbent directors. In addition, the Company has agreed that it will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, of each committee of the Company Board and the board of directors (or similar governing body) of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board, in each case only to the extent permitted by U.S. federal securities laws, the listing requirements of NASDAQ and any other applicable laws.

The Company has agreed that it will use its commercially reasonable efforts to ensure that, if Parent’s designees are elected or appointed to the Company Board as described above, the Company Board will have, at all times prior to the Effective Time, at least two directors who were directors on the date of the Merger Agreement and who are not officers, employees or affiliates of the Company, Parent or any of their respective subsidiaries and who are “independent” as defined by Nasdaq Rule 5605(a)(2) and eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq rules. At least one of these Independent Directors must be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. If the number of Independent Directors is reduced to less than two, then the remaining Independent Director (or if no Independent Director then remains, the other directors) will be entitled to designate a person or persons who meet the applicable criteria to fill such vacancy or vacancies.

Following the election or appointment of Parent’s designees to the Company Board and until the Effective Time, the Company Board will delegate to a committee of the Company Board comprised solely of the Independent Directors the sole responsibility for:

•	any amendment or any termination of the Merger Agreement by the Company;

•	any extension of time for performance of any of the obligations of Parent or Purchaser pursuant to the Merger Agreement for which the Company’s consent or approval is required;

•	the exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement;

•	any determinations or agreements made by or on behalf of the Company under the Merger Agreement;

•	any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or of any of the Company’s rights under the Merger Agreement; and

•

any other matter in connection with the Merger that could reasonably be expected to adversely affect the receipt of the Merger Consideration by holders of Shares (other than Parent and Purchaser), including the timing of such receipt.

Any action of the committee comprised solely of the Independent Directors with respect to the above matters will be deemed to constitute the action of the full Company Board to approve the contemplated actions.

Top-Up Option. The Company has granted to Purchaser the Top-Up Option, which is an irrevocable option to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by Parent and its subsidiaries at the time of such exercise, constitutes one Share more than 90% of the fully diluted Shares at such date (assuming the issuance of such Shares pursuant to the Top-Up Option). The Top-Up Option will be exercisable once in whole and not in part (a) following the applicable Expiration Date or, if a subsequent offering period has been provided for, the expiration of such subsequent offering period and (b) prior to the fifth business day after the applicable Expiration Date or, if a subsequent offering period has been provided for, the expiration of such subsequent offering period. The Company will not be obligated to deliver the Top-Up Shares if:

•

any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental entity that has the effect of prohibiting the exercise of the Top-Up Option or preventing the issuance and delivery of the Top-Up Shares is in effect;

•

the number of Top-Up Shares would exceed the number of authorized and unissued Shares (treating Shares owned by the Company as treasury shares as unissued) and not otherwise reserved for issuance at the time of the exercise of the Top-Up Option;

•

Purchaser has not accepted for payment and paid for all Shares validly tendered into the Offer upon the expiration of the applicable Expiration Date or, if a subsequent offering period has been provided for, the expiration of any subsequent offering period and not withdrawn; and

•

following the delivery of the Shares issued pursuant to the Top-Up Option, Parent and its subsidiaries taken as a whole would not own a number of Shares equal to one share more than 90% of the fully diluted Shares.

If the Top-Up Option is exercisable and the Company Board or the committee comprised solely of the Independent Directors requests in writing that Purchaser exercise the Top-Up Option, then Parent will cause Purchaser to exercise the Top-Up Option prior to its expiration. However, Purchaser will not be required to exercise the Top-Up Option prior to the expiration of a subsequent offering period.

The purchase price for each Top-Up Share will be the Offer Price. The aggregate price required to be paid for the Top-Up Shares or any portion thereof may be paid by Purchaser either (a) entirely in cash or (b) by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price for the Top-Up Shares. Any such promissory note (i) will be full recourse against Parent and Purchaser, (ii) will bear interest at the rate of interest per annum equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal, (iii) will mature on the first anniversary of the date of execution and delivery of the promissory note, (iv) may be prepaid in whole or in part at any time without premium or penalty and (v) will have no other material terms.

The Merger. At the Effective Time, Purchaser will be merged with and into the Company and the separate existence of Purchaser will cease. The Company will continue as a wholly-owned subsidiary of Parent.

If Parent and its subsidiaries (including Purchaser) taken as a whole own at least 90% of the outstanding Shares following the Offer or, if a subsequent offering period has been provided for, such subsequent offering period (including through the exercise of the Top-Up Option) the parties to the Merger Agreement will take appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company or Purchaser, in accordance with Nevada law, as soon as practicable. In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to consummate the Merger without the prior completion of the Offer, after the receipt of Company Stockholder Approval. In such case, or if a meeting of the stockholders of the Company is otherwise required to approve the Merger in accordance with applicable law, the Company has agreed that it will take the actions specified under the heading “—Company Stockholder Approval” below, to facilitate approval of the Merger by the stockholders.

Articles of Incorporation, Bylaws, Directors and Officers. The articles of incorporation and the bylaws of the Company as in effect immediately prior to the Effective Time will be the articles of incorporation and bylaws, respectively, of the Surviving Corporation after the Effective Time, in each case until thereafter amended. The directors and officers of Purchaser in office immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation at the Effective Time, and thereafter such directors and officers will serve in accordance with the articles of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Effect of the Merger. Each Share outstanding immediately prior to the Effective Time (except (i) as otherwise described in the last sentence of this paragraph, (ii) for Dissenting Shares, which are discussed and defined in “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and (iii) for Restricted Shares, which are discussed in “—Treatment of Options and Restricted Shares”) will be converted into the right to receive an amount in cash equal to the Merger Consideration. All such Shares, when so converted, will automatically be cancelled and retired and will cease to exist. Each Share held in the treasury of the Company and each Share owned by Parent, Purchaser (including as a result of an exercise of the Top-Up Option) or any direct or indirect wholly-owned subsidiary of Parent or the Company immediately prior to the Effective Time will be cancelled and extinguished and no payment will be made with respect thereto.

Treatment of Options and Restricted Shares. Options may not be tendered into the Offer. If you wish to tender Shares subject to issuance upon the exercise of your Options, you must first exercise your Options and then tender such Shares, when issued, into the Offer pursuant to the terms of the Offer. Each Option outstanding immediately prior to the Applicable Time, whether or not then exercisable, will be cancelled as of the Applicable Time. The holder of any such Option will be entitled only to the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per Share exercise price of such Option multiplied by (ii) the number of Shares subject to such Option immediately prior to the Applicable Time, whether or not then exercisable. The Company agreed that it will pay to holders of Options such cash payment, if any, as soon as practicable after the Applicable Time and in any case within five business days thereafter, without interest and subject to and reduced by all applicable taxes to be withheld in respect of such payment. For any Option where no payment is required to be made because such payment amount would be equal to or less than zero, such Option will be cancelled and terminated at the Applicable Time without any exercise thereof and no payment will be made with respect thereto.

Each award of Restricted Shares subject to time-based vesting requirements that is outstanding immediately prior to the Applicable Time will automatically become fully vested and free of any forfeiture restrictions and will be cancelled as of the Applicable Time. The holder of any such Restricted Share will be entitled only to the right to receive an amount in cash equal to the Offer Price in respect of each such Restricted Share. The Company agreed that it will pay such cash consideration with respect to these Restricted Shares as soon as practicable after the Applicable Time and in any case within five business days thereafter, without interest and subject to and reduced by all applicable taxes to be withheld in respect of such payment.

Each award of Restricted Shares subject to performance-based vesting requirements that is outstanding immediately prior to the Applicable Time will automatically become fully vested at its “target” level (or such other level specified in the related award that will vest at the Applicable Time) with respect to all open performance periods and free of any forfeiture restrictions and will be cancelled as of the Applicable Time. The holder of any such award will be entitled only to the right to receive an amount in cash equal to the Offer Price in respect of each Restricted Share that will vest as of the Applicable Time. The Company agreed that it will pay such cash consideration with respect to these awards as soon as practicable after the Applicable Time and in any case within five business days thereafter, without interest and subject to and reduced by all applicable taxes to be withheld in respect of such payment. For each award of performance-based Restricted Shares, any performance based restricted share right to receive additional Shares at vesting levels above such award’s “target” level (or other such level specified in such related award that will vest at the Applicable Time) will be cancelled and terminated as of the Applicable Time and no payment will be made with respect thereto.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to organization and qualification, capitalization, subsidiaries and joint ventures, authority, non-contravention and approval, SEC matters and financial statements, disclosure documents, absence of undisclosed liabilities, absence of certain changes or events, litigation, compliance with laws, permits, taxes, employee benefit plans and ERISA matters, labor and employment matters, real estate, properties, environmental matters, contracts and commitments, intellectual property rights, anti-takeover laws, government contracts, FCPA matters and export controls, advisors’ fees, the opinions of the Company’s financial advisors, certain loans and other transactions, insurance, the absence of a rights agreement and Rule 14d-10 matters. Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other matters, organization and qualification, authority, non-contravention and approval, litigation, financing, disclosure documents, advisors’ fees, ownership and purpose of Purchaser and ownership of securities of the Company.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or by reference to a “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any condition, occurrence, development, change, circumstance, fact, event or effect that has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that the adverse impact of the following will be excluded:

•

changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, to the extent such conditions do not have a disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, relative to other companies operating in the same industry,

•

changes in general legal, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which the Company and its subsidiaries conduct their respective businesses, to the extent such conditions do not have a disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, relative to other companies operating in the same industry,

•

changes in GAAP or regulatory accounting requirements applicable to U.S. publicly owned business organizations generally, to the extent such conditions do not have a disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, relative to other companies operating in the same industry,

•

a decline in the price of Shares on the NASDAQ (provided, that the exception described in this bullet does not prevent or otherwise affect a determination that any condition, occurrence, development, change, circumstance, fact, event or effect underlying such decline has resulted in, or contributed to, a Material Adverse Effect,

•

acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement,

•	earthquakes, hurricanes, floods, or other natural disasters,

•

the pendency or the announcement of the transactions contemplated by the Merger Agreement, including any litigation resulting therefrom and any adverse change in customer, distributor, employee, supplier, financing source or joint venture partner or similar relationships resulting therefrom, including as a result of the identity of Parent (provided, that the exceptions described in this bullet do not apply to certain representations or warranties of the Company set forth in the Merger Agreement relating to “Authority; Non-Contravention; Approval,” to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the performance or obligations or satisfaction of conditions under the Merger Agreement),

•	any action taken by the Company or any of its subsidiaries at the request or with the consent of any of Parent, Purchaser or any of their subsidiaries,

•

any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement and prior to the Closing (provided, that the exception described in this bullet does not prevent or otherwise affect a determination that any condition, occurrence, development, change, circumstance, fact event or effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect),

•	any significant adverse effects on the Company resulting from any expiring contract not being renewed or any option or tranche to such contract not being exercised or effectuated,

•	the failure by the Company to be awarded any contract on which it is currently bidding, or

•	certain matters disclosed to Parent (including certain matters relating to the Company’s Light Protected Patrol Vehicle program).

The representations and warranties will not survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by any party after termination of the Merger Agreement.

Covenants Related to the Company’s Conduct of Business. Except as required by law, as expressly required or permitted by the Merger Agreement, or with prior written consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed), the Merger Agreement obligates the Company to, and obligates the Company to cause each of its subsidiaries to, from the date of the Merger Agreement until the Effective Time, (a) conduct its business in the ordinary course, consistent with past practice in all material respects and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and material business relationships, retain the services of its officers and key employees and maintain its respective books, accounts and records.

The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company and its subsidiaries from the date of the Merger Agreement until the Effective Time. These covenants provide that, except as disclosed to Parent in connection with the execution of the Merger Agreement, as required by law, as expressly required or permitted by the Merger Agreement, or with prior written consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed), the Company will not, and will not permit its subsidiaries to, take any of the following actions:

•

(i) amend its charter or bylaws (or other organizational documents), (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock or (iii) declare, authorize, set aside or pay any actual, constructive or deemed dividend or distribution with respect to any shares of its outstanding capital stock, other than dividends or distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent if such subsidiary and its parent are organized in the same country;

•

issue, sell, grant, pledge, encumber or dispose of, or agree to issue, sell, grant, pledge, encumber or dispose of, (i) any shares of, or any options, warrants or rights of any kind to acquire any shares of, its or its subsidiaries’ capital stock, (ii) any debt or equity securities convertible into, exchangeable for or exercisable for such capital stock or (iii) any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Shares, except the issuance of Shares pursuant to the vesting, exercise or conversion of those Options or performance-based restricted share rights issued and outstanding on the date of the Merger Agreement;

•

incur, assume, create, guarantee, endorse or otherwise become liable, contingently or otherwise, with respect to any indebtedness for borrowed money, except for any indebtedness for borrowed money outstanding as of the date hereof, or any indebtedness for borrowed money incurred pursuant to any existing arrangement consistent with past practice;

•

redeem, purchase, acquire or offer to purchase or acquire any shares of capital stock (including Shares) or any options, warrants or rights to acquire any capital stock (including Shares) or any security convertible into or exchangeable for capital stock (including Shares), except as contemplated by the Merger Agreement, including the cancellation of Options in accordance with the Merger Agreement and the vesting of performance-based restricted share rights as required pursuant to the terms of the respective awards of those rights;

•

acquire any assets for amounts in excess of $250,000 in the aggregate, other than the acquisition of equipment, supplies, inventory or other current assets and components in the ordinary course consistent with past practice;

•	make any capital expenditures in excess of $1,000,000 individually or $5,000,000 in the aggregate;

•

sell, lease, license, pledge, dispose of or encumber any assets or businesses except for (i) non-exclusive licenses or non-exclusive sublicenses of any intellectual property rights of the Company or any of its subsidiaries in the ordinary course and (ii) sales, leases, pledges, dispositions and encumbrances of such assets, intellectual property rights or businesses in the ordinary course;

•

acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination) any other business entity, or loan funds to, advance funds to or make any investment in or capital contribution to any other person or business entity other than any direct or indirect wholly-owned subsidiary of the Company;

•	enter into any new line of business;

•	issue, sell or amend any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries;

•	enter into any new, or amend the terms of any existing, agreements or arrangements for borrowed money;

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enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement);

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alter, through merger, liquidation, reorganization, restructuring or any other fashion, its corporate structure or ownership of any of its subsidiaries (other than the transactions contemplated by the Merger Agreement);

•	write up, write down or write off the book value of any of its material assets, other than in the ordinary course consistent with past practice or as may be required by GAAP;

•	except as required by GAAP or applicable law, change any of the Company’s accounting principles or policies;

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except as required by law, make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, extend or waive any applicable statute of limitations with respect to taxes, file any amended tax returns, enter into any closing agreement in respect of any tax claim, audit or assessment, or surrender any right to claim a tax refund, offset or other reduction in tax liability, settle any claim or assessment of taxes, enter into any agreement or waiver extending the period for assessment or collection of any taxes of the Company or any of its subsidiaries, or fail to pay or withhold, or otherwise properly reserve for, any material taxes of the Company or any of its subsidiaries;

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(i) grant any severance, retention or termination pay to, or amend any existing severance, retention or termination arrangement with, any current, future or former director, officer or employee, (ii) increase or accelerate the payment or vesting of benefits payable under any existing severance, retention or termination pay policies or agreements or employment agreements, (iii) enter into or amend any employment, consulting, deferred compensation or other similar agreement with any director, officer, consultant or employee, (iv) establish, adopt or amend (except as required by applicable law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present, future or former director, officer or employee, or any beneficiaries thereof, (v) increase the compensation, bonus or other benefits payable to any director, officer or employee, with certain exceptions, or (vi) issue, grant or accelerate the vesting of any Company stock-based securities or any other securities or rights issuable under the Company Stock Plan;

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implement or announce any plant closing, material reduction in labor force or other layoffs of employees that would reasonably be expected to incur liability under the WARN Act (or any similar state, local or foreign law) with respect to the Company or any of its subsidiaries;

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release, waive, compromise, settle or enter into any settlement agreement with respect to any pending or threatened action, including any action relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, but excluding, for this purpose, claims, except that, notwithstanding the foregoing, the Company may settle or enter into any settlement agreement with respect to any outstanding action provided the amount of such settlement is less than $250,000 and certain other conditions are met;

•	cancel or compromise any debt or claim in an aggregate amount in excess of $250,000, except in the ordinary course consistent with past practice;

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(i) enter into any contract (excluding government contracts) of a character that would constitute a material contract if such contract had been entered into prior to the date of the Merger Agreement, other than entering into any contract in the ordinary course consistent with past practice, (ii) terminate, renew or amend in any material respect any material contract, except terminations, renewals or amendments in the ordinary course consistent with past practice, or (iii) waive, release or assign any material rights, claims or benefits under any material contract, in each case, other than in the ordinary course consistent with past practice;

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enter into any contract containing any covenant directly or indirectly limiting the freedom of the Company or any of its subsidiaries to engage in any line of business, compete with any Person, or sell any product or service (including any “most favored nation” clauses), or which, following the Acceptance Time or the Effective Time, could so limit Parent or any of its affiliates (including the Surviving Corporation), including any contract clause, mitigation plan or other limitation with respect to an organizational conflict of interest;

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enter into any government contract or submit any bid for a government contract that (i) would knowingly be expected to result in a financial loss, (ii) involves unusual risk in performance or compliance with schedule requirements or contains non-customary terms and conditions or (iii) would, under the federal rules covering organizational conflict of interest, limit Parent, the Surviving Corporation or any of their respective subsidiaries or affiliates from engaging in any line of business, competing with any person or selling any product or service following the Acceptance Time or the Effective Time;

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enter into any contract that contains a change in control or similar provision that would require a payment to the other party or parties thereto in connection with the transactions contemplated by the Merger Agreement;

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engage in any “reportable transaction,” including any “listed transaction,” within the meaning of Internal Revenue Code Section 6011 or any other applicable federal law including any IRS ruling, procedure, notice or other pronouncement;

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enter into, amend, modify, terminate or engage in any contract or transaction with any executive officer or director of the Company, or any person owning five percent or more of Shares, or any relative of any such person directly or indirectly controlled by such person;

•	amend or modify the letter of engagement of either Lincoln or Barclays Capital in a manner that materially increases the fee or commission payable by the Company; or

•	enter into or authorize an agreement with respect to any of the foregoing actions, or authorize or commit to take any action to effect any of the foregoing actions.

Nothing contained in the Merger Agreement gives Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Applicable Time.

Employee Matters. Parent has agreed that it will, or will cause the Surviving Corporation to, provide to each active employee of the Company or any of its affiliates immediately prior to the Closing (each, a “Continuing Employee”), with certain exceptions, for a period beginning on the closing date of the Merger (the “Closing Date”) and ending on the earlier of (a) December 31, 2012 or (b) the one-year anniversary of the Closing Date: (i) base salary not less than the base salary provided to such Continuing Employee as in effect immediately preceding the Closing Date and (ii) employee benefits (but not including any equity-based grants, nonqualified deferred compensation benefits or severance benefits) that are, in the aggregate, substantially equivalent to the employee benefits provided to such Continuing Employee as in effect immediately preceding the Closing Date. In addition, Parent has agreed that it will, or will cause the Surviving Corporation to, provide to each Continuing

Employee, with certain exceptions, for a period beginning on the Closing Date and ending on the six month anniversary of the Closing Date, a severance benefit package equivalent to the severance benefit package that would be provided under the applicable employee benefit plan of the Company immediately prior to the date of the Merger Agreement.

Parent has agreed that it will, or will cause the Surviving Corporation to, take all necessary action so that each Continuing Employee will, for certain purposes, be given credit for all service with the Company and its affiliates to the same extent as if such services had been rendered to Parent or any of its affiliates under each benefit plan, program or arrangement established, maintained or contributed to by Parent or the Surviving Corporation after the Closing Date. In addition, Parent has agreed that it will, or will cause the Surviving Corporation to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare or fringe benefit plan in which such Continuing Employee may be eligible to participate after the closing date of the Merger and (ii) provide each Continuing Employee with credit under any general leave, welfare plan or fringe benefit plan for any co-payments and deductibles paid by such Continuing Employee for the then-current plan year immediately prior to the Closing Date. In the event that payments in respect of the Company’s 2011 Short-Term Incentive Program have not been paid prior to the Closing Date, Parent has agreed that it will, or will cause the Surviving Corporation to, pay a lump-sum cash payment at the “target” level to each participant in such program at the normally scheduled time of such payments as long as the participant has not voluntarily terminated (as determined in good faith) his or her employment or consulting arrangement prior to such payment date.

Nothing in the Merger Agreement, described under this “—Employee Matters” heading or elsewhere (other than as described under the heading “—Directors and Officers Indemnification Insurance”), will (i) create or be deemed to create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company, its subsidiaries or any other person other than Parent, Purchaser, the Company and their respective successors and permitted assigns, (ii) constitute or create or be deemed to constitute or create an employment agreement, (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Parent, the Company or any of their respective subsidiaries, or (iv) limit the discretion or authority of Parent or the Surviving Corporation to interpret the respective employee benefit and compensation plans, agreements, arrangements and programs, in accordance with their terms and applicable law.

No Solicitation by the Company. The Company has agreed that, during the term of the Merger Agreement and subject to certain exceptions set forth in the Merger Agreement, it and its subsidiaries will not, and the Company will use its reasonable best efforts to cause its representatives and its subsidiaries’ representatives not to, directly or indirectly:

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solicit, initiate, or knowingly facilitate or encourage the making by any person (other than Parent and its subsidiaries) of any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below);

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initiate or enter into any discussions or negotiations with any person or entity concerning an Acquisition Proposal, including by furnishing any non-public information to any person in connection with an Acquisition Proposal; or

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enter into any agreement, understanding or arrangement with respect to any Acquisition Proposal, or enter into any agreement, understanding or arrangement that would require the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

In addition, the Company has agreed that it will, and that it will cause its subsidiaries and its and their representatives to, immediately cease and cause to be terminated, any communications, discussions or negotiations with any party or parties with respect to any Acquisition Proposal being discussed prior to the date of the Merger Agreement, except that this does not preclude the Company or any of its representatives from contacting any such party or parties solely for the purpose of complying with the provision described in the next sentence. The Company has agreed that it will also request each person that has previously executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, if any, to return or destroy all confidential information already furnished to such person by or on behalf of the Company and its subsidiaries.

For purposes of the Merger Agreement, “Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving the Company or any of its subsidiaries that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X under the Securities Act, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of the Company or any of its subsidiaries representing 15% or more of the consolidated assets of the Company and its subsidiaries, or (c) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the voting power of the outstanding Shares. However, the term “Acquisition Proposal” does not include (i) the transactions contemplated by the Merger Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among the Company and one or more of its subsidiaries or among its subsidiaries.

The Company has agreed that it will notify Parent promptly (and in any event within two business days after the Company’s receipt) of any proposal or inquiry received after the date of the Merger Agreement by the Company or any of its subsidiaries that constitutes an Acquisition Proposal, including a copy of any such proposal or inquiry (including the identity of the person from which it was received). The Company has agreed to (a) keep Parent informed on a prompt basis as to the status of and any material developments regarding any such proposal or inquiry (including any negotiations or discussions with respect thereto), as well as any material modification or amendment thereto, (b) promptly following receipt or delivery thereof, provide Parent with copies of all drafts and versions of agreements related thereto exchanged between the Company and any such person and (c) promptly make available to Parent any non-public information concerning the Company or any of its subsidiaries furnished to any person in connection therewith that has not previously been made available to Parent in a substantially similar form. The Company has agreed that neither the Company nor any of its subsidiaries may, after the date of the Merger Agreement, enter into any confidentiality agreement with a person making, or indicating an interest in making, an Acquisition Proposal that would prohibit them from providing any of the foregoing information to Parent.

Notwithstanding any other provision of the Merger Agreement, at any time prior to the earlier to occur of the Acceptance Time and the receipt of the Company Stockholder Approval, following the receipt by the Company of a bona fide written Acquisition Proposal, which proposal was not solicited and did not otherwise result from a breach of the provisions of the Merger Agreement described under this “—No Solicitation by the Company” heading, the Company Board may (directly or through the Company’s representatives) furnish information to (for which only compliance with clauses (a) and (c) below are required), or enter into negotiations with, any Person that has made such unsolicited Acquisition Proposal if, and only to the extent that: (a) such Acquisition Proposal constitutes a Superior Proposal (as defined below) or the Company Board determines in good faith after consultation with its outside legal and financial advisors that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal; (b) after consultation with its outside legal counsel, the Company Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and (c) prior to furnishing such information, the Company receives from such person an executed confidentiality agreement on terms similar to and no less favorable to the Company in the aggregate than those contained in the confidentiality agreement between the Company and Parent (provided such confidentiality agreement does not prohibit the Company from complying with its obligations under the Merger Agreement).

For purposes of the Merger Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “15%” in the definition thereof deemed to be “a majority” for the purposes of this definition) made by any person that (a) is not received in violation of the provisions of the Merger Agreement described under this “—No Solicitation by the Company” heading, (b) if a cash transaction (whether in whole or in part), is not subject to any financing condition, (c) is on terms that the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, to be appropriate (including the conditionality, regulatory aspects and time likely to be required to consummate such Acquisition Proposal), are more favorable to the Company and its stockholders from a financial point of view than the transactions contemplated by the Merger Agreement and (d) is reasonably likely to be consummated according to its terms.

Except as otherwise permitted by the provisions of the Merger Agreement relating to Changes of Recommendation with respect to Intervening Events and Superior Proposals (each as defined below), from the date of the Merger Agreement until the earlier to occur of the Acceptance Time and the receipt of the Company Stockholder Approval, or the earlier termination of the Merger Agreement in accordance with its terms, neither the Company Board nor any committee thereof may (a) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (b) withhold, withdraw, amend, qualify or modify in a manner adverse to Parent or Purchaser, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation or any approval or recommendation by any such committee regarding the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (c) fail to include the Company Board Recommendation in the Schedule 14D-9 or the proxy statement related to the approval of the Merger Agreement by the stockholders of the Company (any such action or failure described in clauses (a) through (c) above being referred to herein as a “Change of Recommendation”) or (d) cause, permit or authorize the Company to enter into any letter of intent, agreement in principle, acquisition agreement, merger agreement or similar agreement in respect of an Acquisition Proposal (other than a confidentiality agreement as permitted by the Merger Agreement).

Notwithstanding the foregoing, at any time prior to the earlier to occur of the Acceptance Time and the receipt of the Company Stockholder Approval, the Company Board may, in response to a development or change in circumstances occurring or arising after the date of the Merger Agreement that was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement (and not relating to any Acquisition Proposal) (such development or change in circumstances, an “Intervening Event”), make a Change of Recommendation if the Company Board has concluded in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that, in light of such Intervening Event, the failure of the Company Board to effect such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable law. However, the Company may not be entitled to exercise its right to make a Change of Recommendation pursuant to the preceding sentence unless the Company has (a) given Parent at least three business days’ prior notice advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail and (b) taken into account any changes to the terms of the Merger Agreement proposed by Parent and any other information provided by Parent in response to such notice during such three business day period.

Notwithstanding anything to the contrary in the provisions of the Merger Agreement described under this “—No Solicitation by the Company” heading, at any time prior to the earlier to occur of the Acceptance Time and the receipt of the Company Stockholder Approval, the Company Board (or any duly constituted committee of the Company Board) may, in response to a Superior Proposal, (a) effect a Change of Recommendation with respect to such Superior Proposal (a “Superior Proposal Change of Recommendation”) or (b) cause the Company to terminate the Merger Agreement and concurrently with such termination enter into a definitive agreement providing for the transactions contemplated by such Superior Proposal. However, the Company may not effect a Superior Proposal Change of Recommendation or terminate the Merger Agreement as described above, and any such purported Superior Proposal Change of Recommendation or termination will be void and of no force or effect, unless (i) the Company has complied in all material respects with the provisions described under this “—No Solicitation by the Company” heading, and, with respect to a termination, with all applicable requirements described under the heading “—Termination,” below, (including the payment of the Termination Fee prior to such termination) in connection with such Superior Proposal and (ii) after consultation with, and taking into account the advice of, its outside legal counsel, the Company Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

The Company has agreed that the Company Board may not effect a Superior Proposal Change of Recommendation and the Company may not terminate the Merger Agreement as described in the immediately preceding paragraph:

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until after the third business day following receipt by Parent of notice from the Company advising Parent that the Company has received a Superior Proposal (the “Notice Period”), specifying the material terms and conditions of the Superior Proposal and attaching the most current versions of the definitive agreement, all exhibits and other attachments thereto and all agreements ancillary thereto to effect such Superior Proposal, and identifying the person making such Superior Proposal and stating that the Company Board intends to effect a Superior Proposal Change of Recommendation or to cause the Company to exercise its right to terminate the Merger Agreement as described above, during which Notice Period the Company has agreed to, and has agreed to cause its representatives to, negotiate in good faith with Parent so that Parent may propose an adjustment to the Merger Agreement for the purpose of causing the Acquisition Proposal to no longer be a Superior Proposal; and

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unless following the end of the current Notice Period, the Company Board (or any duly constituted committee thereof) concludes in good faith, after consultation with the Company’s outside legal counsel and after taking into consideration any changes to the Merger Agreement and the transactions contemplated by the Merger Agreement proposed by Parent in response to the notice of Superior Proposal described above, that the Superior Proposal continues to be a Superior Proposal.

Nothing in the Merger Agreement, described under this “—No Solicitation by the Company” heading or elsewhere, prevents the Company or the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or making any “stop-look-and-listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to stockholders required to be made by applicable law in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with applicable law.

Reasonable Best Efforts. Subject to the other terms and conditions of the Merger Agreement, each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable. In particular, the parties have agreed to:

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(i) promptly prepare and file all necessary documentation, applications, notices, petitions and filings and to obtain as promptly as practicable all permits, consents, approvals, orders, waivers and authorizations of all third parties and governmental entities, in each case, that are necessary to consummate and make effective the transactions contemplated by the Merger Agreement and (ii) comply with the terms and conditions of all such applications, notices, petitions, filings, permits, consents, approvals, orders, waivers and authorizations of all such third parties and governmental entities.;

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promptly advise the other upon receiving any communication from any governmental entity and any material communication given or received in connection with any proceeding by a private party, and to promptly provide copies of any such communication to the other party, in each case in connection with the transactions contemplated by the Merger Agreement;

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use their respective reasonable best efforts to obtain, as soon as possible, confirmation from the applicable governmental entities that such governmental entities will not recommend that the Company’s security clearances be revoked, suspended or downgraded as a result of the consummation of the transactions contemplated by the Merger Agreement; and

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with respect to the Company, notify the Defense Security Service of the change in its ownership in accordance with Section 1—302(g)(1) of the National Industrial Security Program Operation Manual promptly after the date of the Merger Agreement.

Company Stockholder Approval. The Merger Agreement provides that, within seven business days after the date on which the Schedule 14D-9 is filed with the SEC, the Company agreed that it will prepare and will use its reasonable best efforts to cause the proxy statement related to the approval of the Merger Agreement by the stockholders of the Company to be filed with the SEC in preliminary form. Subject to the provisions of the Merger Agreement relating to Changes of Recommendation with respect to Intervening Events and Superior Proposals, the proxy statement will include, among other items, a description of the Company Board Recommendation to its stockholders that the Company Stockholder Approval be given with respect to the Merger Agreement. Parent and Purchaser will cooperate with the Company in the preparation of the proxy statement or any amendment or supplement thereto and will furnish the Company with all information required to be included therein with respect to Parent or Purchaser.

If the receipt of the Company Stockholder Approval is required by applicable law, the Company will have the right, at any time after the Offer Termination Date or the closing of the Offer, to (and Parent and Purchaser will have the right, at any time after the Offer Termination Date or the closing of the Offer, to request in writing that the Company, and upon receipt of such written request, the Company will, as promptly as practicable and in any event within 10 business days) (a) establish a record date for and give notice of the Company stockholder meeting and (b) mail to the Company’s stockholders as of the record date established for the Company stockholder meeting the proxy statement. The Company has agreed that it will duly call, convene and hold the Company stockholder meeting as promptly as reasonably practicable after the mailing of the proxy statement to the Company’s stockholders. If the closing of the Offer has occurred, the record date for determining eligibility to vote at the Company stockholder meeting will be after the date on which Purchaser has purchased and paid for, and been recognized by the Company as the record owner of, Shares duly tendered in, and not withdrawn prior to the expiration of, the Offer and any subsequent offering period that has been provided for.

If the receipt of the Company Stockholder Approval is required by applicable law, and unless the Company Board has withdrawn, modified or qualified its recommendation thereof or otherwise effected a Change of Recommendation in accordance with the applicable provisions of the Merger Agreement, the Company has agreed that it will (a) advise in favor of the Merger Agreement and the Merger and recommend to its stockholders that the Company Stockholder Approval be given, (b) include such recommendation in the proxy statement and (c) use reasonable best efforts to solicit proxies in favor of the approval of the Merger Agreement and secure any approval of stockholders of the Company that is required by applicable law to effect the Merger. Parent has agreed not to, or permit any of its subsidiaries to, directly or indirectly, transfer, sell, assign or otherwise dispose of any Shares or interest in Shares acquired pursuant to the Offer, and to cause all voting Shares purchased pursuant to the Offer and all other Shares owned by Parent or any of its subsidiaries (including Purchaser) to be voted in favor of the Merger.

HSR Filings and Other Antitrust Filings. Pursuant to the Merger Agreement, and as more fully described in “Section 16—Certain Legal Matters; Regulatory Approvals,” Parent and the Company have agreed to file, as soon as practicable after the date of the Merger Agreement, but in any event not later than November 28, 2011, all notifications and other filings required under the HSR Act and any other applicable Regulatory Law (as defined below) with the relevant governmental entity. Each of Parent and the Company has agreed that it will use its reasonable best efforts to obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under the HSR Act or any other Regulatory Law. However, neither Parent, Purchaser nor any of their affiliates is required to (i) enter into any agreement, consent decree or other commitment requiring Parent, Purchaser or any of their subsidiaries or affiliates (including the Surviving Corporation) to divest or hold separate any assets of Parent, Purchaser or any of their subsidiaries or affiliates (including the Surviving Corporation) or (ii) take any other action that, individually or in the aggregate, would impose a material restriction on the conduct of the business of Parent, Purchaser or any of their subsidiaries or affiliates or the business of the Company or any of its subsidiaries or affiliates.

For purposes of the Merger Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act and the Federal Trade Commission Act, as amended.

NASDAQ Delisting. The Company has agreed that, prior to the Closing Date, it will cooperate with Parent and use its commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NASDAQ to enable the delisting of the Surviving Corporation and of Shares from the NASDAQ as promptly as practicable after the Effective Time and the deregistration of Shares under the Exchange Act as promptly as practicable after such delisting.

Access to Information. The Company has agreed that, upon reasonable notice and subject to applicable law relating to the exchange of information, the Company will, and will cause its subsidiaries to, afford to the representatives of Parent reasonable access, during normal business hours during the period prior to the Effective Time, to its officers and employees and all its properties, books, contracts, commitments and records, which the parties agree may be afforded in whole or in part through electronic means. The Company has agreed that, during such period, the Company will, and will cause its subsidiaries to, make available to Parent a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and the rules and regulations of the SEC thereunder (other than reports or documents that the Company or the relevant subsidiary is not permitted to disclose under applicable law). However, the Company is not obligated to devote any resources to create any requested information that does not exist at the time of such request, and neither the Company nor Parent nor any of their subsidiaries will be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its subsidiaries or contravene any law or binding contract entered into prior to the date of the Merger Agreement or entered into after the date of the Merger Agreement in the ordinary course consistent with past practice.

Public Statements. Under the terms of the Merger Agreement, through the Closing Date, no public release or announcement concerning the transactions contemplated by the Merger Agreement may be issued or made by any party without the prior consent of the other party or parties (which consent may not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement will allow the other party or parties reasonable time (to the extent practicable) to review and comment on such release or announcement in advance of such issuance, and that each of Parent, Purchaser and the Company and their respective affiliates may make such an announcement to their respective employees, customers and suppliers, after consultation with the other parties.

Directors and Officers Indemnification Insurance. The Merger Agreement provides that, for a period of six years after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless (and advance expenses to), to the fullest extent permitted under applicable law, each present and former director, officer and employee of the Company and its subsidiaries (the “Indemnified Parties”), against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any action arising out of matters existing or occurring at or before the Effective Time, including the transactions contemplated by the Merger Agreement.

The Company has agreed that, prior to the Applicable Time, the Company will, and if the Company is unable to, Parent has agreed that it will cause the Surviving Corporation to purchase prepaid, non-cancellable “tail” or “run-off” coverage on the existing policies of directors’ and officers’ liability and fiduciary liability insurance maintained by the Company as of the date of the Merger Agreement. Such tail or run-off coverage will be for a claims reporting or discovery period of six years from the Effective Time and otherwise on terms and conditions that are no less favorable than as provided in the Company’s existing policies. However, if the Company is unable to purchase such insurance prior to the Effective Time and such insurance is not available at a cost per annum less than 250% of the last annual premium paid prior to the date of the Merger Agreement, then Parent has agreed that it will cause to be obtained as much comparable insurance as can reasonably be obtained at a cost up to but not exceeding 250% of the last annual premium paid prior to the date of the Merger Agreement.

If the Surviving Corporation or any of its respective successors or assigns consolidates with or merges with or into any other person and will not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the Surviving Corporation’s obligations discussed in the preceding two paragraphs. These indemnification and insurance provisions are binding on all successors and assigns of the Company, Parent and the Surviving Corporation and are intended to be for the benefit of, and to grant third-party rights to, each present and former director, officer and employee of the Company or any of its subsidiaries.

The indemnification and insurance provisions summarized above are for the benefit of, and grant third party rights to, the Indemnified Parties and will be binding on all successors and assigns of the Company, Parent and the Surviving Corporation.

Stockholder Litigation. The Company has agreed that it will keep Parent informed of, give Parent the opportunity to participate in the defense or settlement of, and cooperate with Parent in connection with, any stockholder litigation or claim against the Company and/or its directors or officers relating to the transactions contemplated by the Merger Agreement, whether commenced prior to or after the execution and delivery of the Merger Agreement. The Company has agreed that it will not settle or compromise or offer to settle or compromise any litigation commenced prior to or after the date of the Merger Agreement against the Company or any of its directors or officers by any stockholder of the Company relating to the Merger Agreement, the Offer, the Top-Up Option, the Merger or any other transaction contemplated by the Merger Agreement, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed).

Rule 14d-10 Matters. The Company has agreed that it will not, after the date of the Merger Agreement, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company or any of its subsidiaries unless, prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board has taken all such steps as may be necessary to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

Takeover Laws. Each of the Company and the Company Board has agreed to take all actions to cause the transactions contemplated by the Merger Agreement (a) not to be subject to requirements imposed by any takeover law and will take all necessary steps within its reasonable control to exempt (or ensure the continued exemption of) the transactions contemplated by the Merger Agreement from any applicable takeover law and (b) to comply with any anti-takeover provisions set forth in the Company’s articles of incorporation or bylaws, and will take all necessary steps within its reasonable control to make the transactions contemplated by the Merger Agreement comply with (or continue to comply with) any such anti-takeover provisions.

Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of each of the following conditions:

•	if required by the NRS, Company Stockholder Approval has been received in accordance with applicable law and the Company’s articles of incorporation and bylaws;

•

unless the Offer Termination has occurred, no statute, rule, regulation, executive order, decree, ruling, judgment, decision, order or injunction have been enacted, entered, promulgated, issued or enforced by any governmental entity that is in effect and has the effect of prohibiting or enjoining the consummation of the Merger; and

•	unless the Offer Termination has occurred, Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer.

Solely if the Offer Termination has occurred or the Acceptance Time has not occurred, the obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger will be further subject to the satisfaction or waiver at or prior to the Effective Time of certain additional conditions, as described in the Merger Agreement.

Termination. The Merger Agreement may be terminated and the Offer and the Merger abandoned at any time before the Effective Time, whether before or after the receipt of the Company Stockholder Approval, only:

(a)	by mutual written consent of Parent and the Company prior to the Applicable Time;

(b)	by either Parent or the Company, upon written notice to the other party, if:

(i)	the Applicable Time has not occurred on or prior to the close of business on April 30, 2012; provided, however, that the right to terminate the Merger Agreement pursuant to the provision described in this subparagraph will not be available to any party whose willful and material breach of any of its obligations, covenants or agreements set forth in the Merger Agreement has been a principal cause of the failure of the Applicable Time to have occurred on or before such date;

(ii)	if a governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently enjoining or otherwise prohibiting (A) prior to the Acceptance Time, Purchaser from completing the Offer or (B) prior to the Effective Time, Parent, Purchaser and the Company from consummating the Merger, and such order, decree, ruling or other action has become final and non-appealable; or

(iii)	the Company stockholder meeting has been duly convened and the vote on the Company Stockholder Approval has been taken and the Company Stockholder Approval has not been received thereat.

(c) by Parent, upon written notice to the Company: if the Company has breached any of its representations or warranties contained in the Merger Agreement or breached or failed to perform any of its obligations, covenants or agreements contained in the Merger Agreement, which breach or failure (i) is (x) if the Offer Termination has occurred, such that certain conditions for consummation of the Merger set forth in the Merger Agreement are not or would not be satisfied or (y) if the Offer Termination has not occurred, such that certain conditions to the Offer set forth in “Section 15—Conditions to the Offer” are not or would not be satisfied and (ii) is either incurable or, if curable, is not cured by the Company by the earlier of (A) 30 calendar days following receipt by the Company of written notice of such breach or failure and (B) April 30, 2012; provided, however, that Parent will not have the right to terminate the Merger Agreement pursuant to the provisions described in this subparagraph if (1) Parent or Purchaser is in material breach of any representation, warranty or covenant contained in the Merger Agreement or (2) the Applicable Time has occurred;

(d) by the Company, upon written notice to Parent: if Parent or Purchaser has breached any of its representations and warranties contained in the Merger Agreement or breached or failed to perform any of its obligations, covenants or agreements contained in the Merger Agreement, which breach or failure (i) has had a Parent Material Adverse Effect and (ii) is either incurable or, if curable, is not cured by Parent by the earlier of (A) 30 calendar days following receipt by Parent of written notice of such breach or failure and (B) April 30, 2012; provided, however, that the Company will not have the right to terminate the Merger Agreement pursuant to the provisions described in this subparagraph if (1) the Company is in material breach of any representation, warranty or covenant contained in the Merger Agreement or (2) the Applicable Time has occurred;

(e) by Parent, upon written notice to the Company, if at any time prior to the earlier to occur of the Acceptance Time and the receipt of the Company Stockholder Approval, (i) the Company Board has effected a Change of Recommendation, (ii) the Company has materially breached its obligations described under the heading “—No Solicitation by the Company,” above, and such breach is not cured by the Company by the close of business on the first business day following receipt by the Company of written notice of such breach or (iii) the Company has failed to include the Company Board Recommendation in the Schedule 14D-9 or the proxy statement;

(f) by the Company, if the Company Board has provided written notice to Parent that it has determined to accept a Superior Proposal; provided, that the Company may terminate the Merger Agreement under the provision described in this subparagraph only if:

(i)	the Company effects such termination in accordance with the terms and subject to the conditions of the section of the Merger Agreement describing Changes of Recommendation relating to Superior Proposals, and is not then and has not been in breach of its obligations described under the heading “—No Solicitation by the Company,” above, in any material respect; and

(ii)	prior to such termination, the Company has delivered in cash by wire transfer of immediately available funds to an account designated by Parent the Termination Fee (however, this provision does not need to be satisfied if Parent has failed to designate such an account within 24 hours after a request by the Company to designate such an account).

(g) by the Company, if (i) the Offer Termination has not occurred, (ii) all of the conditions to the Offer set forth in the Agreement and summarized in “Section 15—Conditions to the Offer.” have been satisfied or waived as of the Expiration Date and (iii) Parent has failed to consummate or cause the completion of the Offer promptly thereafter in accordance with the section of the Merger Agreement relating to the obligation to complete the Offer.

In the event of termination of the Merger Agreement by either Parent or the Company, the Merger Agreement will become void and there will be no further obligation on the part of Parent, Purchaser, the Company or their respective officers or directors, except for the provisions described under the heading “—Termination Fee,” below, and except that in the case of any such termination, certain provisions specified in the Merger Agreement will survive, as described in the Merger Agreement.

Termination Fee. The “Termination Fee” is an amount equal to $10,000,000. If the Merger Agreement is terminated:

•	by Parent pursuant to the provisions described in clause (e) under the heading “—Termination,” above, then the Company will pay the Termination Fee to Parent; or

•

by Parent or the Company pursuant to the provisions described in clause (b)(i) under the heading “—Termination,” above, and (i) the failure of the Applicable Time to occur on or before April 30, 2012 was not principally caused by a breach by Parent or Purchaser of any provision of the Merger Agreement, (ii) unless the Offer Termination has occurred, the Minimum Condition was not satisfied on April 30, 2012, (iii) prior to such termination a bona fide Acquisition Proposal has been publicly disclosed and not withdrawn, and (iv) within 12 months after such termination, the Company enters into an agreement with respect to any Acquisition Proposal or consummates a transaction contemplated by any Acquisition Proposal (substituting in all instances “50%” for “15%” in the definition thereof), then the Company will pay to Parent, within one business day after entry into such agreement or consummation of such transaction, the Termination Fee; or

•

by Parent or the Company pursuant to the provisions described in clause (b)(iii) under the heading “—Termination,” above, and (i) prior to such termination a bona fide Acquisition Proposal has been publicly disclosed and not withdrawn and (ii) within 12 months after such termination, the Company enters into an agreement with respect to any Acquisition Proposal or consummates a transaction contemplated by any Acquisition Proposal (substituting in all instances “50%” for “15%” in the definition thereof), then the Company will pay to Parent, within one business day after entry into such agreement or consummation of such transaction, the Termination Fee;

•

by Parent pursuant to the provisions described in clause (c) under the heading “—Termination,” above, due to the willful breach of any of the representations and warranties of the Company in the Merger Agreement or due to the failure by the Company to perform any of its obligations, covenants and agreements in the Merger Agreement and (i) prior to such termination a bona fide Acquisition Proposal has been publicly disclosed or otherwise communicated to the Company or the Company Board and not withdrawn and (ii) within 12 months after such termination, the Company enters into an agreement with respect to any Acquisition Proposal or consummates a transaction contemplated by any Acquisition Proposal (substituting in all instances “50%” for “15%” in the definition thereof), then the Company will pay to Parent, within one business day after entry into such agreement or consummation of such transaction, the Termination Fee; or

•	by the Company pursuant to the provisions described in clause (f) under the heading “—Termination,” above, then the Company will pay to Parent the Termination Fee prior to such termination.

If the Merger Agreement is terminated (a) by either party and the Termination Fee becomes payable or (b) by Parent pursuant to the provisions described in clause (c) under the heading “—Termination,” above, due to the willful breach of any of the representations and warranties of the Company in the Merger Agreement or due to the failure by the Company to perform any of its obligations, covenants and agreements in the Merger Agreement, then the Company will pay to Parent or its designees, as promptly as possible (but in any event within two business days) following delivery by Parent from time to time of one or more reasonably detailed invoices therefor, all reasonable out-of-pocket fees and expenses incurred on or prior to such termination by Parent, Purchaser and their respective affiliates in connection with the transactions contemplated by the Merger Agreement. Such expense reimbursement amounts will not exceed $2,000,000 in the aggregate.

If the Termination Fee and expense reimbursement become payable, the Company’s payment of the Termination Fee and expense reimbursement will together constitute the sole and exclusive remedy of Parent and Purchaser for damages under the Merger Agreement.

Amendment. The Merger Agreement may not be amended except by action taken by the parties’ respective boards of directors or pursuant to authority granted by such boards of directors and then only by an instrument in writing signed on behalf of each of the parties to the Merger Agreement and in compliance with applicable law.

Waiver. No failure or delay by any party to the Merger Agreement in exercising any right, power or privilege under the Merger Agreement may operate as a waiver thereof nor may any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement are cumulative and not exclusive of any rights or remedies provided by applicable law. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

Expenses. Except as set forth under the heading “—Termination Fee,” above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

Confidentiality Agreement. In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, General Dynamics Land Systems Inc., a subsidiary of Parent, and the Company entered into a confidentiality agreement on October 13, 2010, which was amended on October 11, 2011 (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, General Dynamics Land Systems Inc., on its own behalf and on behalf of Parent and its subsidiaries, agreed among other things, to keep non-public information concerning the Company confidential and use such information only for purposes of evaluating a possible transaction with the Company (subject to certain exceptions). Under the Confidentiality Agreement, General Dynamics Systems Inc. also agreed, for a period expiring on the earlier of two years from the date of the original signing of the Confidentiality Agreement and completion of a transaction with the Company, among other things, to certain “standstill” provisions for the protection of the Company and certain employee non-solicit provisions prohibiting Parent and its subsidiaries from soliciting or employing the Company’s executive officers, other executives and managerial employees and certain other individuals.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement itself, which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 9—Certain Information Concerning Purchaser and Parent” above.

14. Dividends and Distributions. As discussed in “Section 13—The Transaction Documents—The Merger Agreement—Covenants Related to the Company’s Conduct of Business,” the Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent (which consent may not be unreasonably withheld, conditioned or delayed), the Company will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15. Conditions to the Offer.

Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer, Purchaser will not be required to accept for payment or pay for any tendered Shares not theretofore accepted for payment or paid for, and may delay the acceptance for payment of or, subject to Rule 14e-1(c) under the Exchange Act, the payment for any tendered Shares not theretofore accepted for payment or paid for, if at any scheduled Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the HSR Condition has not been satisfied;

•	any of the following conditions shall exist:

•

there (i) is a statute, rule, regulation, executive order, decree, ruling, judgment, decision, order, request or injunction enacted, entered, promulgated, issued, communicated or enforced by any governmental entity that is in effect and has the effect, directly or indirectly, of prohibiting or enjoining, or prohibiting or materially limiting the ownership or operation by Parent, the Company or any of their subsidiaries of any portion of any business or any assets of Parent, the Company or any of their subsidiaries as a result of or in connection with any of the transactions contemplated by the Merger Agreement, or (ii) exists or is instituted or pending any claim, suit, action or proceeding by any governmental entity of competent jurisdiction seeking any of the consequences referred to in clause (i);

•

(A) (1) any of the representations and warranties of the Company set forth in Section 5.2 (Capitalization) of the Merger Agreement shall not be true and correct in all material respects; (2) any of the representations and warranties of the Company set forth in the first sentence of Section 5.1 (Organization and Qualification) of the Merger Agreement or in Section 5.4 (Authority; Non-Contravention; Approval) of the Merger Agreement, Section 5.20 (Anti-Takeover Law Inapplicable) of the Merger Agreement, Section 5.23 (Advisors’ Fees) of the Merger Agreement, Section 5.27 (No Rights Agreement) of the Merger Agreement or Section 5.28 (Rule 14d-10 Matters) of the Merger Agreement that are qualified as to materiality or Material Adverse Effect shall not be true and correct in all respects, and any such representations or warranties that are not so qualified shall not be true and correct in all material respects; or (3) any of the representations and warranties of the Company set forth in the Merger Agreement (other than those sections listed in the preceding clauses (1) and (2)) shall not be true and correct, except in the case of this clause (3) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein, except that such qualifications and limitations as to “materiality” or “Material Adverse Effect” will be given effect in subsections (a)(ii), (b), and (d)(ii), and the first reference to the word “material” in the last sentence of subsection (c), of Section 5.5 (SEC Matters; Financial Statements) of the Merger Agreement, Section 5.6 (Disclosure Documents) of the Merger Agreement, Section 5.7 (Absence of Undisclosed Liabilities) of the Merger Agreement, Section 5.8 (Absence of Certain Changes or Events) of the Merger Agreement, Section 5.12 (Taxes) of the Merger Agreement, the first sentence of subsection (b) of Section 5.15 (Real Estate) of the Merger Agreement, the references to the word “material” in Section 5.16 (Properties) of the Merger Agreement, subsections (a)(vii), (a)(ix), (a)(x), (a)(xii), (b) and (d) of Section 5.18 (Contracts and Commitments; Suppliers and Customers) of the Merger Agreement, subsections (a), (b) and (c) of Section 5.19 (Intellectual Property Rights) of the Merger Agreement, subsections (a) and (o) of Section 5.21 (Government Contracts) of the Merger Agreement and the first sentence of Section 5.26 (Insurance)) of the Merger Agreement, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, in each case with respect to the foregoing clauses (1), (2) and (3), as of the date of the Merger Agreement and at and as of such scheduled Expiration Date, with the same effect as if made as of such Expiration Date, except to the extent such representations and warranties address matters only as of another specified time (in which case on and as of such specified time, but without giving effect to the phrase “as of the date hereof” reference in the preamble to Article 5) of the Merger Agreement, (B) the Company has failed to perform or comply in all material respects with its covenants and obligations contained in the Merger Agreement or (C) since the date of the Merger Agreement, there has occurred or exist any condition, occurrence, development, change, circumstance, fact, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

•

the Company has failed to deliver to Parent and Purchaser a certificate of the Company, executed by the chief executive officer and the chief financial officer of the Company, dated as of the scheduled Expiration Date, to the effect that the conditions set forth in clauses (A) and (B) of the preceding paragraph have not occurred; or

•	the Merger Agreement has been terminated in accordance with its terms (the “Termination Condition”).

For purposes of determining whether the Minimum Condition has been satisfied, Parent and Purchaser has the right to exclude, for purposes of its determination thereof, up to 10% of Shares tendered into the Offer pursuant to the guaranteed delivery procedures set forth in “Section 3—Procedure for Tendering Shares.”

The foregoing conditions are only for the benefit of Parent and Purchaser and may be asserted or waived only by Parent and Purchaser, in whole or in part, in their sole discretion; provided, however, that without the prior written consent of the Company, Parent and Purchaser may not waive the Minimum Condition or the HSR Condition.

See “Section 16—Certain Legal Matters; Regulatory Approvals” for information with respect to the applicable waiting periods for the review to be undertaken by the U.S. governmental authorities.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, except as set forth below, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “—State Takeover Statutes,” such approval or other action will be sought. Except as described under “—Antitrust” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. In addition, the change in ownership of certain facilities of the Company will require notification to and/or approval by relevant state agencies, as well as other compliance obligations, pursuant to certain state property transfer laws. There can be no assurance that any of the foregoing approvals or other actions, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions to the Offer.”

Certain Litigation

The following complaints have been filed in connection with the transactions contemplated by the Merger Agreement:

•	A complaint in the District Court of the State of Nevada in Clark County, dated November 8, 2011, captioned Jeffrey Wiener v. Michael Moody, et al.;

•	A complaint in the District Court of the State of Nevada in Clark County, dated November 9, 2011, captioned Hector L. Torres v. Force Protection, Inc., et al.;

•	A complaint in the District Court of the State of Nevada in the County of Carson, dated November 9, 2011, captioned Jean Marie Cinotto v. Force Protection, Inc., et al.;

•	A complaint in the District Court of the State of Nevada in Carson City, dated November 9, 2011, captioned Bhavdip Bhayani, et. al. v. Michael Moody, et al.;

•	A complaint in the Ninth Judicial District of the State of South Carolina in Charleston County, dated November 14, 2011, captioned Charlotte Wippler v. General Dynamics Corporation, et. al.;

•	A complaint in the Second Judicial District Court of the State of Nevada in the County of Washoe, dated November 14, 2011, captioned Wilmont Striegel v. Force Protection, Inc., et. al;

•	A complaint in the First Judicial District Court of the State of Nevada in Carson City, dated November 14, 2011, captioned Nicola Saulle v. Frank Kavanaugh, et al.;

•	A complaint in the District Court of Washoe County, Nevada, dated November 14, 2011, captioned John T. Campbell v. Force Protection, Inc., et al.;

•	A complaint in the Second Judicial District Court of the State of Nevada in the County of Washoe, dated November 14, 2011, captioned Eduardo Sosa v. Michael Moody, et al.; and

•	A complaint in the Second Judicial District Court of the State of Nevada in the County of Washoe, dated November 14, 2011, captioned Robert Strand v. Force Protection, Inc., et al.

Each complaint names as defendants the Company, Parent, Purchaser and the members of the Company Board. The plaintiffs’ claims in each action are substantially similar. The plaintiffs claim that the members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company and that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their claims, the plaintiffs allege that the proposed transaction between the Company and Purchaser undervalues the Company, involves an inadequate sales process and preclusive deal protection devices, and involves conflicts of interests of members of the Company Board. The plaintiffs seek to obtain damages and to enjoin the transaction. They also seek attorneys’ and other fees and costs, in addition to seeking other relief. Purchaser and Parent believe that the plaintiffs’ allegations lack merit and intend to contest them vigorously. The complaint captioned Nicola Saulle v. Frank Kavanaugh, et al. also makes additional claims that are unrelated to the transactions contemplated by the Merger Agreement against the members of the Company Board.

Nevada Law.

Combinations with Interested Shareholders. Sections 78.411-78.444, inclusive, of the NRS contain provisions governing Combinations with Interested Shareholders. For purposes of the NRS, “Combinations” include: (i) any merger or consolidation with any Interested Stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any Interested Shareholder of corporate assets with an aggregate market value equal to 5% or more of the aggregate market value of the corporation’s consolidated assets, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation; (iii) the issuance to any Interested Shareholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (iv) the dissolution of the corporation if proposed by or on behalf of any Interested Shareholder, (v) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any Interested Shareholder and (vi) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “Interested Stockholder” is defined to include any beneficial owner of more than 10% of any class of the voting securities of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding three years the beneficial owner or more than 10% of any class of the voting securities of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS statute governing Combinations with Interested Stockholders provide that a Nevada corporation may not engage in a Combination with an Interested Stockholder for two years after the date that the person first became an Interested Stockholder unless the Combination or the transaction by which the person first became an Interested Stockholder is approved by the board of directors before the person first became an Interested Stockholder.

As a part of the Company Board’s adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Company Board also took action to make the provisions of the Combinations with Interested Stockholders statute not applicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

Control Share Acquisitions. The NRS also contains a “control share acquisitions statute.” If applicable to a Nevada corporation this statute restricts the voting rights of certain stockholders referred to “acquiring persons,” that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions a “controlling interest” means with certain exceptions the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors and “issuing corporation” means a Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by the holders of a majority of the voting power of the corporation. The NRS allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. The Company does not believe that it is an “issuing corporation” and, as a result, does not believe that the control shares acquisition statute applies. In addition, as part of the Company Board’s adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Offer and the Merger, the Company Board also approved an amendment to the Company’s bylaws opting out of the control share acquisition statute, thus rendering the control share acquisitions statute inapplicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

State Takeover Statutes.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we may take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in continuing or completing the Offer or consummating the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions to the Offer.”

Antitrust.

U.S. Antitrust Laws.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration or termination of a 15-calendar-day waiting period following Parent’s filing of the Premerger Notification and Report Forms with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Under the HSR Act, the Company must also make its own filing within 10 days of Parent’s filing. Pursuant to the requirements of the Merger Agreement, Parent and the Company are required to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC no later than November 28, 2011. The Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after Parent’s or Purchaser’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. In practice, complying with a request for additional information or documentary material can take a significant period of time.

If Parent’s and Purchaser’s acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended for an additional period or periods (none of which periods will exceed five business days, without the Company’s consent) until all of the conditions to the Offer (including the HSR Condition) are satisfied or waived, or the Offer is terminated in accordance with the Merger Agreement.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Parent’s and Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of Parent’s, Purchaser’s or the Company’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the completion of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15—Conditions to the Offer” of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Termination” of this Offer to Purchase for certain termination rights pursuant to the Merger Agreement in connection with antitrust suits.

17. Fees and Expenses. We have retained Innisfree M&A Incorporated to act as the information agent and Computershare Trust Company, N.A., to act as the depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Information Agent and Depositary) for soliciting tenders of Shares into the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of tendered Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8—Certain Information Concerning the Company” with respect to information concerning the Company. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by the Company pursuant to Rule 14d-9 under the Exchange Act.

Falcon Acquisition Corp.

November 18, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Parent are set forth below. Directors are marked with an asterisk. The business address of each director and officer is General Dynamics Corporation, 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042-4513. Each director and executive officer of Parent is a citizen of the United States of America, except for Mr. Walmsley, who is a citizen of the United Kingdom.

Name	Office	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

Jay L. Johnson*	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Parent since May 2010; President and Chief Executive Officer of Parent, July 2009 – May 2010; Vice Chairman of Parent, September 2008 – July 2009; Executive Vice President of Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, December 2002 – June 2008; Chief Executive Officer of Dominion Virginia Power, October 2007 – June 2008; President and Chief Executive Officer of Dominion Delivery, 2002 – 2007; Senior Vice President of Dominion Energy, Inc., 2000 – 2002; Retired Admiral, U.S. Navy. Chief of Naval Operations, 1996 – 2000.

Mary T. Barra*	Director	Senior Vice President, Global Product Development, of General Motors Company, 300 Renaissance Center, Detroit, MI 48265, since February 2011; Vice President, Global Human Resources, 2009 – January 2011; Vice President, Global Manufacturing Engineering, 2008 – 2009; Executive Director, Vehicle Manufacturing Engineering, 2004 – 2008.

Nicholas D. Chabraja*	Director	Chairman of Parent, June 1997 – May 2010; Chief Executive Officer of Parent, June 1997 – July 2009; Vice Chairman of Parent, December 1996 – May 1997; Executive Vice President of Parent March 1994 – December 1996. Mr. Chabraja currently serves as a director of Northern Trust Corporation and as non-executive chairman of Tower International, Inc. He served as a director of Ceridian Corporation, a former public company, within the past five years.

James S. Crown*	Lead Director	Lead Director of Parent since May 2010; President of Henry Crown and Company (diversified investments), 222 North LaSalle Street, Chicago, IL 60601, since 2002; Vice President of Henry Crown and Company, 1985 – 2002. Mr. Crown currently serves as a director of J.P. Morgan Chase & Co. and Sara Lee Corporation.

Name	Office	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

William P. Fricks*	Director	Chairman and Chief Executive Officer of Newport News Shipbuilding Inc., 1997 – 2001; Chief Executive Officer and President of Newport News Shipbuilding Inc., 1995 – 1996.

James L. Jones*	Director	President, Jones Group International (consulting), 8000 Towers Crescent Drive, Suite 1350, Vienna, VA 22182, since 2011; National Security Advisor to the President of the United States, 2009 – 2010; Retired General, U.S. Marine Corps; Supreme Allied Commander, Europe, and Commander-in-Chief, European Command, 2003 – 2006; Commandant of the Marine Corps, 1999 – 2003. Mr. Jones currently serves as a director of Invacare Corporation. Mr. Jones served as a director of The Boeing Company and Chevron Corporation within the past five years.

George A. Joulwan*	Director	Retired General, U.S. Army. Supreme Allied Commander, Europe, and Commander-in-Chief, European Command, 1993 – 1997; Commander-in-Chief, Southern Command, 1990 – 1993; President of One Team, Inc. (consulting), 3412 Harbor Road, Shelburne, VT 05482, since 1999; Adjunct Professor at the National Defense University, 2001 – 2005; Olin Professor, National Security, at the U.S. Military Academy at West Point, 1998 – 2000.

Paul G. Kaminski*	Director	Under Secretary of U.S. Department of Defense for Acquisition and Technology, 1994 – 1997; Chairman and Chief Executive Officer of Technovation, Inc. (consulting), 6691 Rutledge Drive, Fairfax Station, VA 22039, since 1997; Senior Partner of Global Technology Partners, LLC (consulting), 99 Summer Street, Boston, MA 02110, 1998 – 2010.

John M. Keane*	Director	Retired General, U.S. Army. Vice Chief of Staff of the Army, 1999 – 2003; Senior Partner of SCP Partners (private equity), 1200 Liberty Ridge Drive, Suite 300, Wayne, PA 19087, since 2009; Managing Director of Keane Advisors, LLC (private equity), 1345 Enterprise Drive, Suite 200, West Chester, PA 19380, 2005 – 2009; Member of the Department of Defense Policy Board. Mr. Keane currently serves as a director of M&F Worldwide Corp. and MetLife, Inc. He served as a director of Cyalume Technologies Holdings, Inc. within the past five years.

Lester L. Lyles*	Director	Retired General, U.S. Air Force. Commander, Air Force Materiel Command, 2000 – 2003; Vice Chief of Staff of the Air Force, 1999 – 2000. Mr. Lyles currently serves as a director of DPL Inc., KBR, Inc., and Precision CastParts Corp. He served as a director of MTC Technologies, Inc., a former public company, within the past five years.

Name	Office	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

William A. Osborn*	Director	Chairman of Northern Trust Corporation (multibank holding company), 50 South LaSalle Street, Chicago, IL 60603, October 1995 – November 2009; Chief Executive Officer of Northern Trust Corporation, 1995 – 2007 and President of Northern Trust Corporation and The Northern Trust Company (banking services), 2003 – 2006. Mr. Osborn currently serves as a director of Abbott Laboratories, Caterpillar, Inc., and Tribune Company, a public company until December 2007. He served as a director of Nicor Inc. and Northern Trust Corporation within the past five years.

Robert Walmsley*	Director	Retired Vice Admiral, Royal Navy. Chief of Defence Procurement for the United Kingdom Ministry of Defence, 1996 – 2003; Senior Advisor to Morgan Stanley & Co. Limited (investment banking), 1585 Broadway, New York, NY 10036, since February 2004. Mr. Walmsley currently serves as a director of Cohort plc and Ultra Electronics plc. He served as a director of British Energy Group plc, EDO Corporation and Stratos Global Corporation, each a former public company, within the past five years.

John P. Casey	Vice President of Parent and President of Electric Boat Corporation	Current office since October 2003; Vice President of Electric Boat Corporation, October 1996 – October 2003.

Gerard J. DeMuro	Executive Vice President, Information Systems and Technology	Current office since October 2003; Vice President of Parent, February 2000 – October 2003; President of General Dynamics C4 Systems, August 2001 – October 2003.

Larry R. Flynn	Vice President of Parent and President, Gulfstream Aerospace Corporation	Current office since September 2011; Vice President of Parent and Senior Vice President, Marketing and Sales of Gulfstream Aerospace Corporation, July 2008 – September 2011; President, Product Support of Gulfstream Aerospace Corporation, May 2002 – June 2008.

Gregory S. Gallopoulos	Senior Vice President, General Counsel and Secretary	Current office since January 2010; Vice President and Deputy General Counsel, of Parent, July 2008 – January 2010; Managing Partner of Jenner & Block LLP, 330 North Wabash Avenue, Chicago, IL 60611, January 2005 – June 2008.

David K. Heebner	Executive Vice President, Combat Systems	Current office since May 2010; Executive Vice President, Marine Systems, January 2009 – May 2010; Senior Vice President of Parent, May 2002 – January 2009; President of General Dynamics Land Systems, July 2005 – October 2008; Senior Vice President, Planning and Development, of Parent, May 2002 – July 2005; Vice President, Strategic Planning, of Parent, January 2000 – May 2002.

Name	Office	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

Robert W. Helm	Senior Vice President, Planning and Development	Current office since May 2010; Vice President, Government Relations, of Northrop Grumman Corporation, 2980 Fairview Park Drive, Falls Church, VA 22042, August 1989 – April 2010.

S. Daniel Johnson	Vice President of Parent and President of General Dynamics Information Technology	Current office since April 2008; Executive Vice President of General Dynamics Information Technology, July 2006 – March 2008; Executive Vice President and Chief Operating Officer of Anteon Corporation, August 2003 – June 2006.

Kimberly A. Kuryea	Vice President and Controller	Current office since September 2011; Chief Financial Officer, General Dynamics Advanced Information Systems, November 2007 – August 2011; Staff Vice President of Internal Audit of Parent, March 2004 – October 2007.

Joseph T. Lombardo	Executive Vice President, Aerospace	Current office since February 2011; Executive President, Aerospace, of Parent and President of Gulfstream Aerospace Corporation, April 2007 – September 2011; Vice President of Parent and Chief Operating Officer of Gulfstream Aerospace Corporation, May 2002 – April 2007.

Christopher Marzilli	Vice President of Parent and President of General Dynamics C4 Systems	Current office since January 2006; Senior Vice President and Deputy General Manager of General Dynamics C4 Systems, November 2003 – January 2006.

Phebe N. Novakovic	Executive Vice President, Marine Systems	Current office since May 2010; Senior Vice President, Planning and Development of Parent, July 2005 – May 2010; Vice President, Strategic Planning, of Parent, October 2002 – July 2005.

Walter M. Oliver	Senior Vice President, Human Resources and Administration	Current office since March 2002; Vice President, Human Resources and Administration, of Parent, January 2001 – March 2002.

L. Hugh Redd	Senior Vice President and Chief Financial Officer	Current office since June 2006; Vice President and Controller of General Dynamics Land Systems, January 2000 – June 2006.

Mark C. Roualet	Vice President of Parent and President of General Dynamics Land Systems	Current office since October 2008; Senior Vice President and Chief Operating Officer of General Dynamics Land Systems, July 2007 – October 2008; Senior Vice President—Ground Combat Systems of General Dynamics Land Systems, March 2003 – July 2007.

Lewis F. Von Thaer	Vice President of Parent and President of General Dynamics Advanced Information Systems	Current office since March 2005; Senior Vice President, Operations, of General Dynamics Advanced Information Systems, November 2003 – March 2005.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is General Dynamics Corporation, 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042-4513. Directors are marked with an asterisk. Each director and executive officer of Purchaser is a citizen of the United States of America.

Name	Office	Current Principal Occupation or Employment and Five Year Employment History

David K. Heebner*	President	See above under “—Directors and Executive Officers of Parent.”

Gregory S. Gallopoulos*	Vice President and Secretary	See above under “—Directors and Executive Officers of Parent.”

L. Hugh Redd*	Vice President and Treasurer	See above under “—Directors and Executive Officers of Parent.”

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail or Overnight Delivery: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833